

Genco Shipping & Trading Limited




SEC MAIL
RECEIVED
PROCESSING
APR 01 2011
WASH. D.C.
200
SECTION

GENCO SUCCESS

Genco Shipping & Trading Limited {two-thousand-ten annual report}


AP/ER

Balanced Growth

During 2010, Genco Shipping & Trading Limited solidified its leadership position. By further expanding its high-quality fleet and capitalizing on its past success in signing multi-year charters with top counterparties, the Company delivered strong results for shareholders in a challenging year for the drybulk market.

Genco Shipping & Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Excluding Baltic Trading Limited's fleet and assuming deliveries of the vessels we agreed to acquire, we will own a fleet of 53 drybulk vessels, consisting of nine Capesize, eight Panamax, 17 Supramax, six Handymax and 13 Handysize vessels, with an aggregate carrying capacity of approximately 3,812,000 dwt.



2010 Financial and Operational Highlights

Balance Sheet Items
December 31, 2010

(U.S. dollars in thousands)	Attributable to Genco Shipping & Trading's Operations	Attributable to Baltic Trading Limited's Operations	Total
Cash and restricted cash	$ 274,080	$ 5,797	$ 279,877
Debt (current and long-term, including notes payable)	$1,644,998	$101,250	$1,746,248
Equity	$1,132,949	$215,204	$1,348,153

(U.S. dollars in thousands except for share and per share data)	2010	2009	2008	2007	2006
Total Revenues	$448,687	$379,531	$405,370	$185,387	$133,232
Operating Expenses:					
Voyage expenses	4,467	5,024	5,116	5,100	4,710
Vessel operating expenses	78,976	57,311	47,130	27,622	20,903
General, administrative and management fees	29,081	18,554	19,814	14,264	10,321
Depreciation and amortization	115,663	88,150	71,395	34,378	26,978
Other operating income	(791)	—	—	—	—
Gain on sale of vessels	—	—	(26,227)	(27,047)	—
Loss on forfeiture of vessel deposit	—	—	53,765		
Total operating expenses	227,396	169,039	170,993	54,317	62,912
Operating income	221,291	210,492	234,377	131,070	70,320



63,522
106,809
86,560
148,624
$141,243
2006
2007
2008
2009
2010

Net Income dollars in thousands



2.51
4.06
2.84
4.73
$4.07
2006
2007
2008
2009
2010

Earnings Per Share diluted



20
27
32
35
53
2006
2007
2008
2009
2010

Fleet Growth[1] total number of ships

[1] *Including four vessels expected to be delivered in 2011*


GENCO SUCCESS

Peter C. Georgiopoulos Chairman of the Board

Since going public in 2005, Genco Shipping & Trading has maintained an intense focus on advancing its position as a bellwether in the drybulk industry. Consistent with this critical objective, we significantly expanded our modern fleet during 2010 by taking advantage of an attractive acquisition environment. As we further strengthened Genco's industry leadership, we took proactive measures to enhance the Company's financial strength and flexibility. Complementing these notable achievements, we continued to draw upon our considerable time charter coverage in 2010 with high-quality charterers to post solid financial results for shareholders in a challenging year in the drybulk market.

Expanding Leadership Position

At the core of our success in 2010 was the ongoing execution of management's consolidation strategy. As in the past, our discipline and patience guided our decision in the acquisition of 13 Supramax vessels and five Handysize vessels at compelling prices near historic lows.

These acquisitions, which position Genco to expand its world-class fleet by 31% on a deadweight tonnage basis, provide numerous strategic benefits. First, we further enhanced the age profile of our modern fleet. Second, we strengthened our future commercial prospects and position to capitalize on the positive long-term demand for essential commodities in China, India and other developing countries. Management has worked diligently to take delivery of 14 of the 18 newly acquired vessels to date as we integrate our latest acquisitions into our existing infrastructure and increase the scale and scope of our operations for the benefit of the Company and its shareholders.

In support of our robust growth, we maintained our commitment to preserve Genco's strong financial foundation, a core differentiator for our Company. Specifically, we entered into $353 million in new credit facilities at favorable terms and also completed $182.5 million in capital markets financing, underscoring the ongoing support we have received from both the capital and banking markets.

Generating Strong Results in a Challenging Market

Management's past success expanding the Company's sizeable contracted revenue streams was instrumental in enabling Genco to once again generate strong and stable cash flows despite challenging market conditions. In maintaining strong relationships with top counterparties combined with our portfolio approach to securing a large portion of our fleet on contracts, we provided shareholders with a high degree of revenue and earnings visibility during 2010 while preserving the opportunity to benefit from future rate increases when the freight rate environment improves.

Also contributing to our results in 2010 was our new wholly owned subsidiary, Baltic Trading. Upon completing its IPO in March 2010, Baltic Trading, a drybulk company focused on the spot charter market, took delivery of its initial fleet of two Capesize and four Supramax vessels and completed the subsequent acquisition of three Handysize vessels.

Outlook for 2011

Genco enters 2011 having strengthened our financial and operational position to further differentiate the Company within the drybulk shipping industry and continuing to seek ways to enhance our position.

With more than $270 million in cash at the end of 2010, we intend to utilize our balance sheet strength to take delivery of the four remaining newbuildings to be delivered in 2011. In addition to our built-in fleet growth, we will also continue to explore opportunities to consolidate the industry in a prudent manner that meets a strict set of return criteria. Complementing this approach, we will seek to maintain a portion of our fleet on time charters and provide leading international charterers with service that meets the highest standards.

In Appreciation of a Dedicated Team

Genco Shipping's numerous accomplishments during 2010 can be attributed directly to the hard work and dedication of our staff. I would like to thank all our employees for their efforts in enabling Genco to become a premier drybulk company as we strive to further enhance our leading brand for the safe and reliable transportation of drybulk goods along worldwide shipping routes. I would also like to thank our shareholders, customers, bankers and other supporters, and look forward to providing an update on our progress in the future.







Robert Gerald Buchanan President

Genco Shipping & Trading had a successful year in 2010 as we advanced our leadership position in the drybulk industry and continued to deliver first-rate service for top international charterers.

In 2010, Genco's modern fleet was once again a main driver in achieving quality operations. During the year, we agreed to acquire 13 Supramax vessels totaling 734,850 dwt in an en bloc transaction from affiliates of Bourbon SA. We are pleased to have already taken delivery of 12 of the 13 newly acquired vessels as we expand our earnings potential in both the near term and long term. Additionally, the vessels are comprised of three sets of sister ships, which provides the opportunity to benefit from economies of scale.

Building upon our consolidation success, we once again capitalized on an attractive acquisition environment with the purchase of five Handysize vessels totaling 175,000 dwt from companies within the Metrostar group of companies. This strategic transaction further enhances our fleet profile and strengthens our commercial prospects. Notably, four of the five vessels acquired are employed on long-term time charters while another is secured on a spot market-related time charter, positioning Genco to provide its shareholders with both visibility through contracted revenues and the opportunity to capitalize on future rate increases. Our ability to maintain the operational integrity of our fleet during a period of significant growth and secure employment for our new ships prior to their delivery is testimony to management's integration expertise and contributed to our strong utilization of more than 99% for the year.

With the addition of these 18 vessels, which combine to expand our world-class fleet by 31% on a deadweight tonnage basis, Genco has solidified its position as an industry bellwether. Upon the anticipated delivery of the one remaining Supramax vessel and three remaining Handysize vessels, we will own a fleet of 53 drybulk vessels, consisting of nine Capesize, eight Panamax, seventeen Supramax, six Handymax, and thirteen Handysize vessels with a total carrying capacity of approximately 3,812,000 dwt. At that time, the average age of our fleet will be 6.5 years, well below the industry average of approximately 15 years. Our modern and versatile fleet bodes well for Genco to continue to deliver top-rate service for its global customers and take advantage of the positive long-term demand for the global transportation of iron ore, steel and other core commodities.

Genco's unwavering commitment to acquiring first-in-class vessels that meet the highest operational standards has been instrumental in establishing strong relationships with prestigious multinational charterers, including Cargill International, Pacific Basin Chartering, Lauritzen Bulkers A/S, and others. With a high-quality fleet combined with Genco's continuous adherence to rigorous policies and procedures both onshore and at sea, we remain well positioned to surpass our blue-chip customers' exacting requirements.

In support of our ongoing efforts to attain operational excellence, we have partnerships in place with three of the world's leading technical management companies that promote industry-leading performance. Our third-party relationships with Wallem Ship Management, Anglo-Eastern Management, and V.Ships complement our internal operations and have provided a strong, cost-effective operating platform without sacrificing our focus on safety.

The significant progress we achieved during 2010 in further differentiating the Company in the drybulk industry positions Genco well for 2011 and beyond. We will continue to seek opportunities to strengthen Genco's global brand recognition and leverage management's extensive consolidation experience in a manner that best serves the Company and its shareholders.

I would like to extend my appreciation to the entire Genco team for their efforts in contributing to another year of strong operational results. As we continue to expand our industry leadership, we remain dedicated to providing superior service to top-tier customers.



John C. Wobensmith Chief Financial Officer

2010 was a year in which Genco Shipping & Trading continued to deliver on its financial objectives focused on posting solid results for shareholders and strengthening our capital structure while further expanding the Company's industry leadership.

With a large portion of our modern, high-quality fleet locked away on time charters during a time when the rate environment was relatively strong, the Company drew upon its sizeable contracted revenue streams to post net income of $141.2 million, or $4.28 basic and $4.07 diluted earnings per share. The success we achieved despite a challenging year in the drybulk industry is notable for a number of reasons. First, our positive results derived from management's foresight in expanding our time charter coverage prior to the market downturn. Second, in maintaining our commitment to ensure an efficient cost structure, our daily vessel operating expenses and drydocking expenses were below budget for the year. And third, our performance demonstrates Genco's strong relationships with high credit quality counterparties.

Management remains focused on opportunistically signing contracts with top international charterers at favorable rates. Consistent with this important objective, while also maintaining the ability to benefit from any future rate increases, Genco currently has several vessels employed on index related time charters that give us the option to convert to fixed rate time charters, increasing the Company's future earnings potential as market conditions improve.

During 2010, the Company also reinforced its position as an industry bellwether with the strategic acquisition of 13 Supramax vessels and five Handysize vessels at attractive valuations. As we continued to actively consolidate the drybulk industry in a disciplined manner, Genco drew upon its sizeable cash flows and strong history of accessing capital to support its growth initiatives. Specifically, we entered into a $253 million senior secured credit facility to fund a portion of the newly acquired Supramax vessels. The facility, led by Deutsche Bank, BNP Paribas, Crédit Agricole CIB, and DVB Bank, has a five-year term with amounts borrowed bearing interest at LIBOR plus a margin of 3%. We also entered into a $100 million secured credit facility led by Crédit Agricole CIB, CIC and SEB to partially finance our five new Handysize vessels. Amounts borrowed under the seven-year facility also bear interest at LIBOR plus 3%. With these favorable agreements, we have expanded our relationships with global lending institutions and have demonstrated the ongoing support of our banking group in the execution of our growth strategy.

In addition to securing new bank debt during a challenging credit market, we completed concurrent public offerings of $125 million in senior unsecured convertible notes and $57.5 million in newly issued common stock, which includes full exercise of the over-allotment options exercised by the underwriters. Our ability to raise a total of $535.5 in debt and equity financing during the year significantly increases our financial flexibility and reflects the continued confidence both the banking and capital markets have in Genco's industry leadership and future prospects.

Going forward, we remain committed to build upon the success we achieved in 2010. With a cash position of more than $270 million at the start of the year, we are in a strong position to fund the one remaining Supramax vessel and three remaining Handysize vessels to be delivered in 2011. During a time when we have grown our modern fleet, we continue to look for opportunities to ensure that our debt levels remain appropriate over the long-term. Through management's intense focus on this important objective, we seek to maintain a suitable capital structure and strong balance sheet for the benefit of shareholders.

In closing, I thank our finance team for their continued hard work and dedication. The staff's intense focus on ensuring Genco's financial reporting meets the highest level of integrity and transparency continues to play an integral role in our success. I am pleased to report that Genco had effective internal controls under Section 404 of the Sarbanes-Oxley Act at December 31, 2010.





Industry Leadership

Since its inception in 2004, Genco Shipping & Trading has maintained an unrelenting focus on building a large, high-quality fleet that adheres to the highest industry standards.

During 2010, Genco further strengthened its leading reputation as an owner and operator of modern tonnage with the acquisition of 18 modern drybulk vessels, including 13 Supramax vessels and five Handysize vessels, at prices near historic lows. By taking advantage of an attractive acquisition environment, the Company is poised to expand its fleet by 31% on a deadweight tonnage basis and enhance both its fleet profile and commercial prospects.

Upon completing its most recent acquisitions, the Company will own a fleet of 53 drybulk vessels, consisting of nine Capesize, eight Panamax, 17 Supramax, six Handymax and 13 Handysize vessels with an average age of approximately 6.5 years, more than 8.5 years younger than the industry average. Based on Genco's ongoing consolidation success, the Company has significantly strengthened its competitive advantage for meeting the needs of leading global charterers by operating a modern and diverse fleet across the drybulk industry. Going forward, management will maintain its focus on providing superior service to blue-chip customers and capitalizing on future growth opportunities that create enduring value for shareholders.

53



Number of drybulk vessels in Genco's modern and versatile fleet after expected delivery of four vessels in 2011, enabling the Company to deliver first-rate service to top international charterers.




GENCO CONSTANTINE



Amount of cumulative capital raised through debt and equity capital market transactions during 2010.

Commitment to Balance Sheet Strength

Maintaining a strong financial foundation has been a core differentiator for Genco Shipping & Trading and a key driver of the Company's success since going public in June 2005.

Last year, Genco drew upon its strong history of entering into financing transactions as the Company continued to execute its growth strategy. By completing a new $253 million senior secured credit facility and $100 million secured credit facility at attractive rates, the Company partially funded the accretive acquisition of 13 Supramax vessels and five Handysize vessels, respectively. In addition to executing two credit facilities led by global maritime banks in a difficult market environment, Genco continued to receive the support of the capital markets by completing concurrent public offerings of $125 million in senior unsecured convertible notes and $57.5 million in newly issued common stock.

These transactions totaling $535.5 in debt and equity financing, together with the Company's more than $270 million in available cash at the end of 2010, have enabled the Company to maintain its financial strength and flexibility during a period of significant growth. The Company's proactive measures to build a sound capital structure also provide a strong platform for the future.

$536M

Genco entered into two substantial acquisitions to acquire a total of 18 vessels during 2010 expanding its world-class fleet by 31% on a deadweight tonnage and further enhancing the age profile of our modern fleet.

CAPESIZE		
Genco Constantine	180,183	2008
Genco Augustus	180,151	2007
Genco London	177,833	2007
Genco Titus	177,729	2007
Genco Tiberius	175,874	2007
Genco Hadrian	169,694	2008
Genco Claudius	169,025	2010
Genco Commodus	169,025	2009
Genco Maximus	169,025	2009

PANAMAX		
Genco Thunder	76,588	2007
Genco Raptor	76,499	2007
Genco Knight	73,941	1999
Genco Leader	73,941	1999
Genco Beauty	73,941	1999
Genco Vigour	73,941	1999
Genco Surprise	72,495	1998
Genco Acheron	72,495	1999

SUPRAMAX		
Genco Hunter	58,729	2007
Genco Bourgogne	57,981	2010
Genco Brittany	57,981	2010
Genco Languedoc	57,981	2010
Genco Pyrenees	57,981	2010
Genco Aquitaine	57,981	2009
Genco Ardennes	57,981	2009
Genco Auvergne	57,981	2009

VESSELS TO BE DELIVERED[1]		
Genco Avra	35,000	2011
Genco Mare	35,000	2011


GENCO CONSTANTINE

SUPRAMAX		
Genco Warrior	55,435	2005
Genco Predator	55,407	2005
Genco Provence	55,317	2004
Genco Picardy	55,257	2005
Genco Cavalier	53,617	2007
Genco Normandy	53,596	2007
Genco Loire	53,416	2009
Genco Lorraine	53,416	2009

HANDYMAX		
Genco Muse	48,913	2001
Genco Success	47,186	1997
Genco Prosperity	47,180	1997
Genco Wisdom	47,180	1997
Genco Carrier	47,180	1998
Genco Marine	45,222	1996

HANDYSIZE		
Genco Bay	34,296	2010
Genco Ocean	34,409	2010
Genco Progress	29,952	1999
Genco Pioneer	29,952	1999
Genco Sugar	29,952	1998
Genco Explorer	29,952	1999
Genco Reliance	29,952	1999
Genco Champion	28,445	2006
Genco Challenger	28,428	2003
Genco Charger	28,398	2005

Genco Spirit	35,000	2011
Genco Rhone	57,981	2011

(1) Built & delivery dates for vessels being delivered in the future are estimates based on guidance received from the sellers and/or the respective shipyards.


GENCO CONSTANTINE
HONG KONG



2010 Financial & Corporate Information

Selected Consolidated Financial and Other Data

(U.S. dollars in thousands except for share and per share amounts)	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Income Statement Data:					
Revenues:					
Voyage revenues	$ 447,438	$ 379,531	$ 405,370	$ 185,387	$ 133,232
Service revenues	1,249	—	—	—	—
Total revenues	$ 448,687	$ 379,531	$ 405,370	$ 185,387	$ 133,232
Operating Expenses:					
Voyage expenses	4,467	5,024	5,116	5,100	4,710
Vessel operating expenses	78,976	57,311	47,130	27,622	20,903
General, administrative and management fees	29,081	18,554	19,814	14,264	10,321
Depreciation and amortization	115,663	88,150	71,395	34,378	26,978
Other operating income	(791)	—	—	—	—
Loss on forfeiture of vessel deposits	—	—	53,765	—	—
Gain on sale of vessels	—	—	(26,227)	(27,047)	—
Total operating expenses	227,396	169,039	170,993	54,317	62,912
Operating income	221,291	210,492	234,377	131,070	70,320
Other (expense) income	(72,042)	(61,868)	(147,797)	(24,261)	(6,798)
Income before income taxes	149,249	148,624	86,580	106,809	63,522
Income tax expense	(1,840)	—	—	—	—
Net income	$ 147,409	$ 148,624	$ 86,580	$ 106,809	$ 63,522
Less: Net income attributable to noncontrolling interest	6,166	—	—	—	—
Net income attributable to Genco Shipping & Trading Limited	$ 141,243	$ 148,624	$ 86,580	$ 106,809	$ 63,522
Earnings per share—Basic	$ 4.28	$ 4.75	$ 2.86	$ 4.08	$ 2.51
Earnings per share—Diluted	$ 4.07	$ 4.73	$ 2.84	$ 4.06	$ 2.51
Dividends declared and paid per share	$ —	$ —	$ 3.85	$ 2.64	$ 2.40
Weighted average common shares outstanding—Basic	32,987,449	31,295,212	30,290,016	26,165,600	25,278,726
Weighted average common shares outstanding—Diluted	35,891,373	31,445,063	30,452,850	26,297,521	25,351,297
Balance Sheet Data:					(U.S. dollars in thousands, at end of period)
Cash and cash equivalents	$ 270,877	$ 188,267	$ 124,956	$ 71,496	$ 73,554
Total assets	3,182,708	2,336,802	1,990,006	1,653,272	578,262
Total debt (current and long-term, including notes payable)	1,746,248	1,327,000	1,173,300	936,000	211,933
Total shareholders' equity	1,348,153	928,925	696,478	622,185	353,533
Other Data:					(U.S. dollars in thousands)
Net cash provided by operating activities	$ 262,680	$ 219,729	$ 267,416	$ 120,862	$ 90,068
Net cash used in investing activities	(870,230)	(306,210)	(514,288)	(984,350)	(82,840)
Net cash provided by financing activities	690,160	149,792	300,332	861,430	19,414
EBITDA[1]	$ 330,711	$ 298,330	$ 208,807	$ 164,183	$ 97,406

(1) EBITDA represents net income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company's performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income attributable to Genco Shipping & Trading Limited for each of the periods presented above:

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Net income attributable to Genco Shipping & Trading Limited	$141,243	$148,624	$ 86,580	$106,809	$63,522
Net interest expense	71,965	61,556	50,832	22,996	6,906
Income tax expense	1,840	—	—	—	—
Depreciation and amortization	115,663	88,150	71,395	34,378	26,978
EBITDA	$330,711	$298,330	$208,807	$164,183	$97,406

General

We are a Marshall Islands company that transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. As of March 9, 2011, excluding Baltic Trading, our fleet consisted of nine Capesize, eight Panamax, 16 Supramax, six Handymax and ten Handysize drybulk carriers, with an aggregate carrying capacity of approximately 3,649,000 dwt, and the average age of our fleet is currently 6.3 years, as compared to the average age for the world fleet of approximately 15 years for the drybulk shipping segments in which we compete. Most of the vessels in our fleet are on time charters to well known charterers, including Lauritzen Bulkers, Cargill, Pacbasin, STX, Cosco, and HMMC. As of March 9, 2011, 44 of the 49 vessels in our fleet, excluding Baltic Trading, are presently engaged under time charter and spot market-related time charter contracts that expire (assuming the option periods in the time charters are not exercised) between April 2011 and June 2013, and five of our vessels are currently operating in vessel pools. See page 39 for a table indicating the built dates of all vessels currently in our fleet.

In addition, Baltic Trading's fleet currently consists of two Capesize, four Supramax and three Handysize drybulk carriers with an aggregate carrying capacity of approximately 672,000 dwt.

We intend to acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. We expect to fund acquisitions of additional vessels using cash reserves set aside for this purpose, additional borrowings and may consider additional debt and equity financing alternatives from time to time.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with three independent technical managers, to provide technical management of our fleet at a lower cost than we believe would be possible in-house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical managers.

From time to time in the current global economic environment, our charterers with long-term time charters may request to renegotiate the terms of our charters with them. As a general matter, we do not agree to make changes to the terms of our charters in response to such requests. The failure of any charterer to meet its obligations under our long-term time charters could have an adverse effect on our results of operations.

Baltic Trading, formerly a wholly-owned subsidiary of the Company, completed its IPO on March 15, 2010. As of December 31, 2010, the Company's wholly-owned subsidiary Genco Investments LLC owned 5,699,088 shares of Baltic Trading's Class B Stock, which represents a 25.24% ownership interest in Baltic Trading at December 31, 2010 and 83.51% of the aggregate voting power of Baltic Trading's outstanding shares of voting stock. Baltic Trading is consolidated with the Company, as we control a majority of the voting interests in Baltic Trading. Management's discussion and analysis of the Company's results of operations and financial condition in this section includes the results of Baltic Trading.

We entered into a long-term management agreement with Baltic Trading pursuant to which we apply our expertise and experience in the drybulk industry to provide Baltic Trading with commercial, technical, administrative and strategic services. The Management Agreement is for an initial term of approximately 15 years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. Baltic Trading will pay us for the services we provide it as well as reimburse us for our costs and expenses incurred in providing certain of these services. Management fee income we earn from the Management Agreement net of any allocated shared expenses, such as salary, office expenses and other general and administrative fees, will be taxable to us. Upon consolidation with Baltic Trading, any management fee income earned will be eliminated for financial reporting purposes.

We provide technical services for drybulk vessels purchased by MEP under an agency agreement between us and MEP. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day plus reimbursement of out-of-pocket costs and will be provided for an initial term of one year. MEP will have the right to cancel provision of services on 60 days' notice with payment of a one-year termination fee or without fee upon a Company change of control. The Company may terminate provision of the services at any time on 60 days notice. Mr. Georgiopoulos is a minority investor, and affiliates of Oaktree Capital Management, L.P., of which Stephen A. Kaplan is a principal, are majority investors in MEP. This arrangement was approved by an independent committee of our Board of Directors.

During the beginning of 2009, the Genco Cavalier, a 2007-built Supramax vessel, was on charter to Samsun when Samsun filed for a rehabilitation application. On February 5, 2010, the rehabilitation plan submitted by Samsun was approved by the South Korean courts. As part of the rehabilitation process, our claim of approximately $17.2 million will be settled in the following manner: 34%, or approximately $5.9 million, will be paid in cash in annual installments on December 30th of each year from 2010 through 2019 ranging in percentages from eight to 17; the remaining 66%, or approximately $11.3 million, will be converted to Samsun shares at a specified value per share. During the year ended December 31, 2010, we have recorded $0.6 million as other operating income which represents 10% of cash settlement due on December 30, 2010.

During January 2011, the Genco Success, a 1997-built Handymax vessel, was on charter to KLC when KLC filed for a rehabilitation application. At December 31, 2010, we have limited exposure as a result of the bankruptcy protection filing by KLC. The vessel was redelivered to us by KLC on January 29, 2011. We estimate that we have a claim of approximately $1.1 million against KLC related primarily to unpaid revenue earned prior to re-delivery of the vessel. If a rehabilitation plan is approved by the South Korean courts and it is determined that we will receive a cash settlement for our outstanding claim, any amounts due from KLC will be recorded once the collectibility of the receivable has been assessed and the amount has been deemed collectible.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2010 and 2009 on a consolidated basis, which includes the operations of Baltic Trading.

	For the Years Ended December 31,		Increase	%
	2010	2009	(Decrease)	Change
Fleet Data:				
Ownership days[1]				
Capesize	3,595.3	2,458.9	1,136.4	46.2%
Panamax	2,920.0	2,920.0	—	—
Supramax	4,002.6	1,460.0	2,542.6	174.2%
Handymax	2,190.0	2,190.0	—	—
Handysize	3,569.7	2,920.0	649.7	22.3%
Total	16,277.6	11,948.9	4,328.7	36.2%
Available days[2]				
Capesize	3,554.9	2,456.1	1,098.8	44.7%
Panamax	2,920.0	2,896.8	23.2	0.8%
Supramax	3,968.2	1,430.1	2,538.1	177.5%
Handymax	2,174.1	2,156.6	17.5	0.8%
Handysize	3,538.0	2,891.0	647.0	22.4%
Total	16,155.2	11,830.6	4,324.6	36.6%
Operating days[3]				
Capesize	3,551.4	2,450.4	1,101.0	44.9%
Panamax	2,881.3	2,838.9	42.4	1.5%
Supramax	3,931.3	1,404.3	2,527.0	179.9%
Handymax	2,122.1	2,144.4	(22.3)	(1.0%)
Handysize	3,527.6	2,874.9	652.7	22.7%
Total	16,013.7	11,712.9	4,300.8	36.7%
Fleet utilization[4]				
Capesize	99.9%	99.8%	0.1%	0.1%
Panamax	98.7%	98.0%	0.7%	0.7%
Supramax	99.1%	98.2%	0.9%	0.9%
Handymax	97.6%	99.4%	(1.8%)	(1.8%)
Handysize	99.7%	99.4%	0.3%	0.3%
Fleet average	99.1%	99.0%	0.1%	0.1%

	For the Years Ended December 31,		Increase	%
(U.S. dollars)	2010	2009	(Decrease)	Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	$41,658	$56,359	$(14,701)	(26.1%)
Panamax	30,934	29,213	1,721	5.9%
Supramax	20,609	25,845	(5,236)	(20.3%)
Handymax	27,618	27,922	(304)	(1.1%)
Handysize	17,727	18,776	(1,049)	(5.6%)
Fleet average	27,419	31,656	(4,237)	(13.4%)
Daily vessel operating expenses[6]				
Capesize	$ 5,516	$ 5,359	$ 157	2.9%
Panamax	5,067	5,126	(59)	(1.2%)
Supramax	4,513	4,876	(363)	(7.4%)
Handymax	4,997	4,569	428	9.4%
Handysize	4,297	4,123	174	4.2%
Fleet average	4,852	4,796	56	1.2%

(1) *We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.*

(2) *We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.*

(3) *We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.*

(4) *We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.*

(5) *We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.*

	For the Years Ended December 31,	
(U.S. dollars in thousands)	2010	2009
Voyage revenues	$ 447,438	$ 379,531
Voyage expenses	4,467	5,024
	$ 442,971	$ 374,507
Total available days	16,155.2	11,830.6
Total TCE rate	$ 27,419	$ 31,656

(6) *We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.*

Operating Data

The following compares our operating income and net income for the years ended December 31, 2010 and 2009.

(U.S. dollars in thousands except for per share amounts)	*For the Years Ended December 31,* 2010	2009	Increase (Decrease)	% Change
Income Statement Data:				
Revenues:				
Voyage revenue	$ **447,438**	$ 379,531	$ 67,907	17.9%
Service revenue	**1,249**	—	1,249	100.0%
Revenues	**448,687**	379,531	69,156	18.2%
Operating Expenses:				
Voyage expenses	**4,467**	5,024	(557)	(11.1%)
Vessel operating expenses	**78,976**	57,311	21,665	37.8%
General, administrative and management fees	**29,081**	18,554	10,527	56.7%
Depreciation and amortization	**115,663**	88,150	27,513	31.2%
Other operating income	**(791)**	—	(791)	100.0%
Total operating expenses	**227,396**	169,039	58,357	34.5%
Operating income	**221,291**	210,492	10,799	5.1%
Other (expense) income	**(72,042)**	(61,868)	(10,174)	16.4%
Income before income taxes	**149,249**	148,624	625	0.4%
Income tax expense	**(1,840)**	—	(1,840)	100.0%
Net income	$ **147,409**	$ 148,624	$ (1,215)	(0.8%)
Less: Net income attributable to noncontrolling interest	**6,166**	—	6,166	100.0%
Net income attributable to Genco Shipping & Trading Limited	$ **141,243**	$ 148,624	$ (7,381)	(5.0%)
Earnings per share—Basic	$ **4.28**	$ 4.75	$ (0.47)	(9.9%)
Earnings per share—Diluted	$ **4.07**	$ 4.73	$ (0.66)	(14.0%)
Dividends declared and paid per share	$ **—**	$ —	$ —	—
Weighted average common shares outstanding—Basic	**32,987,449**	31,295,212	1,692,237	5.4%
Weighted average common shares outstanding—Diluted	**35,891,373**	31,445,063	4,446,310	14.1%
Balance Sheet Data:	*(U.S. dollars in thousands, at end of period)*			
Cash and cash equivalents	$ **270,877**	$ 188,267	$ 82,610	43.9%
Total assets	**3,182,708**	2,336,802	845,906	36.2%
Total debt (current and long-term, including notes payable)	**1,746,248**	1,327,000	316,939	23.9%
Total shareholders' equity	**1,348,153**	928,925	419,228	45.1%
Other Data:	*(U.S. dollars in thousands)*			
Net cash provided by operating activities	$ **262,680**	$ 219,729	$ 42,951	19.5%
Net cash used in investing activities	**(870,230)**	(306,210)	(564,020)	184.2%
Net cash provided by financing activities	**690,160**	149,792	540,368	360.7%
EBITDA[1]	$ **330,711**	$ 298,330	$ 32,381	10.9%

(1) EBITDA represents net income attributable to Genco Shipping & Trading plus net interest expense, taxes and depreciation and amortization. Refer to page 19 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net income attributable to Genco Shipping & Trading for each of the periods presented above.

Results of Operations

Voyage Revenues—Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

For 2010, voyage revenues increased $67.9 million, or 17.9%, as compared to 2009. The increase in revenues was primarily a result of the increase in the size of our fleet and revenues earned by Baltic Trading's vessels of $32.6 million offset by lower charter rates achieved for some of our vessels.

The average TCE rate of our fleet decreased $4,237 a day, or 13.4%, during 2010 as compared to 2009. The decrease in TCE rates was primarily due to lower rates achieved in 2010 versus the prior year as well as the operation of 21 smaller class vessels that we acquired throughout 2010, including vessels acquired by Baltic Trading.

During 2010, the Baltic Dry Index (a drybulk index) went from a high on May 26, 2010 of 4,209 and fell to a low of 1,700 on July 15, 2010. At December 31, 2010, the index was 1,773. The index subsequently decreased to a low of 1,043 on February 4, 2011 and as of March 8, 2011 was trading at 1,424. Seasonal factors contributing to the most recent downturn in rates include severe floods and other weather related issues in Australia, making it hard for coal and iron ore miners to export cargo to Asia; order timing issues for iron ore cargoes related to the celebration of the Chinese New Year; and increased deliveries of newbuilding Capesize vessels during a time of seasonally reduced demand.

For 2010 and 2009, we had ownership days of 16,277.6 days and 11,948.9 days, respectively. The increase in ownership days is a result of the delivery of 15 vessels during the year ended December 31, 2010 as well as the ownership days for Baltic Trading's fleet of nine vessels. Our fleet utilization remained consistent during both periods at 99.1% during 2010 as compared to 99.0% during 2009.

Service Revenues—Service revenues consist of revenues earned from providing technical services to MEP pursuant to the agency agreement between us and MEP. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day. During the years ended December 31, 2010 and 2009, total service revenue was $1,249 and $0, respectively.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2010 and 2009, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters or pool arrangements that required the charterer to bear all of those expenses.

For 2010 and 2009, voyage expenses were $4.5 million and $5.0 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased by $21.7 million, primarily due to the operation of a larger fleet. This was primarily a result of the operation of 15 vessels which were delivered during 2010. Additionally, the increase was due to the operation of nine Baltic Trading vessels which were delivered during 2010 which accounted for $8.2 million of vessel operating expenses during 2010. Additionally, the increase was related to higher crew expenses as well as higher repair costs.

Average daily vessel operating expenses for our fleet increased by $56 per day during 2010 as compared to 2009. The increase in 2010 was due to slightly higher crew costs on certain of our vessels. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. Daily budgeted vessel operating expenses for 2011 decreased primarily due to lower anticipated repairs and maintenance charges as a result of a newer overall fleet during 2011.

Based on our management's estimates and budgets provided by our technical manager, we expect our vessels, including those of Baltic Trading, to have average daily vessel operating expenses during 2011 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,000
Panamax	5,500
Supramax	5,000
Handymax	5,400
Handysize	4,600

Based on these average daily budgeted amounts by vessel type, we expect our fleet to have average daily vessel operating expenses of $5,200 during 2011.

General, Administrative and Management Fees—We incur general and administrative expenses, which relate to our onshore non-vessel-related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, rent, legal, auditing and other professional expenses. Additionally, we incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies.

General, administrative and management fees increased by $10.5 million, or 56.7%, during 2010 as compared to 2009. This increase was primarily a result of the operation of Baltic Trading, which resulted in $5.0 million of additional expenses, as well as the addition of personnel as the fleet expanded. Additionally, management fees increased overall due to a combination of an overall larger fleet as well as an increase in management fees on a per vessel basis. During 2011, the management fees per vessel are expected to be the same as during 2010, or approximately $0.13 million per vessel.

Depreciation and Amortization—We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe to be the anticipated scrap value of our vessels.

Depreciation and amortization charges increased by $27.5 million during 2010 as compared to 2009 due to the operation of a larger fleet, including the 15 vessels delivered during the year ended December 31, 2010 as well as the nine Baltic Trading vessels delivered during the year ended December 31, 2010, which accounted for $7.3 million of the increase.

Other Operating Income—For the years ended December 31, 2010 and 2009, other operating income was $0.8 million and $0, respectively. The $0.8 million of other operating income consists primarily of $0.6 million of income related to the 10% cash settlement due on December 30, 2010 from Samsun pursuant the rehabilitation process agreed to by the South Korean courts. Refer above to page 46 for further information regarding these bankruptcy proceedings. Additionally, other operating income consists of $0.2 million which represents the payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel to Baltic Trading.

Other (Expense) Income—

Net Interest Expense—Net interest expense increased by $10.4 million during 2010 as compared with 2009. Net interest expense during the year ended December 31, 2010 consisted of interest expense under our 2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility as well as interest expense related to the 2010 Notes. Additionally, interest income, unused commitment fees associated with the credit facilities noted above as well as the amortization of deferred financing costs related to the credit facilities noted above are included in net interest expense during 2010. The increase in net interest expense for the year ended December 31, 2010 versus the year ended December 31, 2009 was primarily a result of borrowing under the additional credit facilities entered into by the Company during 2010 due to the acquisition of additional vessels during 2010, as well as net interest expense incurred by Baltic Trading, which amounted to $1.9 million during 2010. Net interest expense during the year ended December 31, 2009 consisted primarily of interest expense under our 2007 Credit Facility as well as unused commitment fees and deferred financing costs related to the 2007 Credit Facility.

Income Tax Expense—For the year ended December 31, 2010, income tax expense was $1.8 million as compared to $0 during the year ended December 31, 2009. This income tax expense primarily includes federal, state and local income taxes on net income earned by Genco Management (USA) Limited ("Genco (USA)"), one of our wholly owned subsidiaries. Pursuant to certain agreements, we technically and commercially manage vessels for Baltic Trading as well as provide technical management of vessels for MEP in exchange for specified fees for these services provided. These services are provided by Genco (USA), which has elected to be taxed as a corporation for United States federal income tax purposes. As such, Genco (USA) is subject to United States federal income tax on its worldwide net income, including the net income derived from providing these services. Refer to the "Income taxes" section of Note 2—Summary of Significant Accounting Policies included in our consolidated financial statements for further information.

Net Income Attributable to Noncontrolling Interest—For the year ended December 31, 2010, net income attributable to noncontrolling interest was $6.2 million as compared to $0 during the year ended December 31, 2009. This amount represents the net income attributable to the noncontrolling interest of Baltic Trading, which completed its IPO on March 15, 2010.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2009 and 2008.

	For the Years Ended December 31,		Increase	%
	2009	2008	(Decrease)	Change
Fleet Data:				
Ownership days[1]				
Capesize	2,458.9	1,781.6	677.3	38.0%
Panamax	2,920.0	2,541.3	378.7	14.9%
Supramax	1,460.0	1,265.5	194.5	15.4%
Handymax	2,190.0	2,196.0	(6.0)	(0.3%)
Handysize	2,920.0	2,926.4	(6.4)	(0.2%)
Total	11,948.9	10,710.8	1,238.1	11.6%
Available days[2]				
Capesize	2,456.1	1,780.8	675.3	37.9%
Panamax	2,896.8	2,478.5	418.3	16.9%
Supramax	1,430.1	1,263.6	166.5	13.2%
Handymax	2,156.6	2,196.0	(39.4)	(1.8%)
Handysize	2,891.0	2,863.0	28.0	1.0%
Total	11,830.6	10,581.9	1,248.7	11.8%
Operating days[3]				
Capesize	2,450.4	1,780.5	669.9	37.6%
Panamax	2,838.9	2,425.8	413.1	17.0%
Supramax	1,404.3	1,215.7	188.6	15.5%
Handymax	2,144.4	2,180.8	(36.4)	(1.7%)
Handysize	2,874.9	2,857.9	17.0	0.6%
Total	11,712.9	10,460.7	1,252.2	12.0%
Fleet utilization[4]				
Capesize	99.8%	100.0%	(0.2)%	(0.2%)
Panamax	98.0%	97.9%	0.1%	0.1%
Supramax	98.2%	96.2%	2.0%	2.0%
Handymax	99.4%	99.3%	0.1%	0.1%
Handysize	99.4%	99.8%	(0.4)%	(0.4%)
Fleet average	99.0%	98.9%	0.1%	0.1%

	For the Years Ended December 31,		Increase	%
(U.S. dollars)	2009	2008	(Decrease)	Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	$56,359	$69,922	$(13,563)	(19.4%)
Panamax	29,213	34,194	(4,981)	(14.6%)
Supramax	25,845	46,881	(21,036)	(44.9%)
Handymax	27,922	33,875	(5,953)	(17.6%)
Handysize	18,776	20,035	(1,259)	(6.3%)
Fleet average	31,656	37,824	(6,168)	(16.3%)
Daily vessel operating expenses[6]				
Capesize	$ 5,359	$ 4,822	$ 537	11.1%
Panamax	5,126	4,641	485	10.5%
Supramax	4,876	4,629	247	5.3%
Handymax	4,569	4,380	189	4.3%
Handysize	4,123	3,851	272	7.1%
Fleet average	4,796	4,400	396	9.0%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the Years Ended December 31,	
(U.S. dollars in thousands)	2009	2008
Voyage revenues	$ 379,531	$ 405,370
Voyage expenses	5,024	5,116
	374,507	400,254
Total available days	11,830.6	10,581.9
Total TCE Rate	$ 31,656	$ 37,824

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following discusses our operating income and net income for the years ended December 31, 2009 and 2008.

(U.S. dollars in thousands except for per share amounts)	*For the Years Ended December 31,* 2009	2008	Increase (Decrease)	% Change
Income Statement Data:				
Revenues:				
Voyage revenue	$ 379,531	$ 405,370	$ (25,839)	(6.4%)
Service revenue	—	—	—	—
Revenues	379,531	405,370	(25,839)	(6.4%)
Operating Expenses:				
Voyage expenses	5,024	5,116	(92)	(1.8%)
Vessel operating expenses	57,311	47,130	10,181	21.6%
General, administrative and management fees	18,554	19,814	(1,260)	(6.4%)
Depreciation and amortization	88,150	71,395	16,755	23.5%
Loss on forfeiture of vessel deposits	—	53,765	(53,765)	100.0%
Gain on sale of vessels	—	(26,227)	26,227	(100.0%)
Total operating expenses	169,039	170,993	(1,954)	(1.1%)
Operating income	210,492	234,377	(23,885)	(10.2%)
Other (expense) income	(61,868)	(147,797)	85,929	(58.1%)
Income before income taxes	148,624	86,580	62,044	71.7%
Income tax	—	—	—	—
Net income	148,624	86,580	62,044	71.7%
Less: Net income attributable to noncontrolling interest	—	—	—	—
Net income attributable to Genco Shipping & Trading Limited	$ 148,624	$ 86,580	$ 62,044	71.7%
Earnings per share—Basic	$ 4.75	$ 2.86	$ 1.89	66.1%
Earnings per share—Diluted	$ 4.73	$ 2.84	$ 1.89	66.5%
Dividends declared and paid per share	$ —	$ 3.85	$ (3.85)	(100.0%)
Weighted average common shares outstanding—Basic	31,295,212	30,290,016	1,005,196	3.3%
Weighted average common shares outstanding—Diluted	31,445,063	30,452,850	992.213	3.3%
Balance Sheet Data:	*(U.S. dollars in thousands, at end of period)*			
Cash and cash equivalents	$ 188,267	$ 124,956	$ 63,311	50.7%
Total assets	2,336,802	1,990,006	346,796	17.4%
Total debt (current and long-term)	1,327,000	1,173,300	153,700	13.1%
Total shareholders' equity	928,925	696,478	232,447	33.4%
Other Data:	*(U.S. dollars in thousands)*			
Net cash flow provided by operating activities	$ 219,729	$ 267,416	$ (47,687)	(17.8%)
Net cash flow used in investing activities	(306,210)	(514,288)	208,078	(40.5%)
Net cash provided by financing activities	149,792	300,332	(150,540)	(50.1%)
EBITDA[1]	$ 298,330	$ 208,807	$ 89,523	42.9%

(1) EBITDA represents net income attributable to Genco Shipping & Trading plus net interest expense, taxes and depreciation and amortization. Refer to page 19 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net income attributable to Genco Shipping & Trading for each of the periods presented above.

Results of Operations

Revenues—For 2009, revenues decreased 6.4% to $379.5 million versus $405.4 million for 2008. Revenues in both periods consisted of charter payments for our vessels, including revenue realized from pools. The decrease in revenues during the twelve months ended December 31, 2009 was due to lower charter rates achieved for some of our vessels, reflecting the generally lower rates for charters entered into in current market conditions, offset by additional revenue from the operation of a larger fleet.

The average TCE rate of our fleet decreased to $31,656 a day for 2009 from $37,824 a day for 2008. The decrease in TCE rates was primarily due to lower time charter rates achieved in 2009 versus the prior year for six of our Panamax vessels, three of our Supramax vessels, two of our Handymax vessels, as well as six of our Handysize vessels in our current fleet. Additionally, there were lower revenues for two of our Capesize vessels due to profit sharing agreements. This was offset by higher revenues on two of our Panamax vessels and four of our Handymax vessels. Furthermore, the overall decrease in the average TCE rate of our fleet during 2009 was offset by revenue earned due to the operation of three of the Capesize vessels acquired as part of the Metrostar acquisition, the Genco Hadrian, Genco Commodus and Genco Maximus.

Charterhire rates are volatile, as evidenced by seasonally high rates during May 2009, followed by weaker rates for the following six months followed by a peak during December 2009.

For 2009 and 2008, we had ownership days of 11,948.9 days and 10,710.8 days, respectively. Our fleet utilization for 2009 and 2008 was consistent for both periods at approximately 99.0%.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2009 and 2008, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters or pool arrangements that required the charterer to bear all of those expenses.

For 2009 and 2008, voyage expenses were $5.0 million and $5.1 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased to $57.3 million from $47.1 million for 2009 and 2008, respectively. This was primarily due to the operation of a larger fleet, higher insurance expenses and other expenses related to spares as well as the operation of more Capesize vessels during 2009.

For 2009 and 2008, the average daily vessel operating expenses for our fleet were $4,796 and $4,400 per day, respectively. The increase in 2009 was due mostly to increased costs for insurance and spare parts, as well as the operation of larger fleet consisting of additional Capesize vessels for 2009 as compared to 2008. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General, Administrative and Management Fees—For 2009 and 2008, general and administrative expenses were $15.0 million and $17.0 million, respectively. The decrease in general and administrative expenses was due to a decrease in costs associated with employee compensation and other administrative costs. We incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2009 and 2008, management fees were $3.5 million and $2.8 million, respectively. The increase was primarily due to the operation of a larger fleet as well as an increase in monthly management fees.

Depreciation and Amortization—For years ended December 31, 2009 and 2008, depreciation and amortization charges were $88.2 million and $71.4 million, respectively, resulting in an increase of $16.8 million. The increase primarily was due to the operation of a larger fleet.

Loss on Forfeiture of Vessel Deposits—For years ended December 31, 2009 and 2008, the loss on forfeiture of vessel deposits was $0 million and $53.8 million, respectively. The loss recorded during 2008 was attributable to our cancellation of the acquisition of six vessels during the fourth quarter of 2008. The Company decided to cancel this acquisition in order to strengthen its liquidity and in light of market conditions at that time.

Gain on Sale of Vessels—For years ended December 31, 2009 and 2008, the gain on the sale of vessels was $0 and $26.2 million, respectively. The gain in 2008 was attributable to the sale of the Genco Trader.

Other (Expense) Income—

Impairment of Investment—For 2009 and 2008, impairment of investment was $0 and $103.9 million, respectively. During 2008, the impairment of investment balance consists of the write-down of the Company's investment in Jinhui to its estimated fair value as the Company deemed the investment to be other-than-temporarily impaired as of December 31, 2008. The impairment loss was reclassified from equity and recorded in the Consolidated Statement of Operations. The Company investment was considered to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus our cost basis. During the year ended December 31, 2009, no impairment charges were recorded as the market value exceeded our new cost basis.

Net Interest Expense—For 2009 and 2008, net interest expense was $61.6 million and $50.8 million, respectively. Net interest expense consisted primarily of interest expense under our 2007 Credit Facility during both periods, as well us interest expense under our 2008 Term Facility during 2008. Due to the 2009 Amendment, the Company recorded a non-cash charge of $1.9 million associated with capitalized costs related to deferred financing costs on the facility and prior amendments during the fourth quarter of 2008. Additionally, during the fourth quarter of 2008, the Company cancelled the 2008 Term Facility resulting in a charge of $2.2 million associated with unamortized deferred financing costs. Interest income as well as amortization of deferred financing costs related to our respective credit facilities is included in both periods. The increase in net interest expense for 2009 versus 2008 was mostly a result of higher outstanding debt due to the acquisition of additional vessels during the second quarter through the fourth quarter of 2008 and the third quarter through the fourth quarter of 2009. Additionally, the increase in net interest expense was attributable to the increase in the Applicable Margin as a result of the 2009 Amendment to the 2007 Credit Facility.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity offerings, convertible notes and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures, the repayment of bank debt and the associated interest expense and the payment of dividends. We will require capital to fund ongoing operations, acquisitions and debt service. Please refer to the discussion under the subheading "Dividend Policy" below for additional information regarding dividends. We also may consider debt and additional equity financing alternatives from time to time. However, if market conditions become negative, we may be unable to raise additional equity capital or debt financing on acceptable terms or at all.

Currently, our wholly-owned subsidiary Genco Investments LLC owns 5,699,088 shares of Baltic Trading's Class B Stock, which represents a 25.24% ownership interest in Baltic Trading and 83.51% of the aggregate voting power of Baltic Trading's outstanding shares of voting stock. On April 16, 2010, Baltic Trading entered into a $100 million senior secured revolving credit facility with Nordea Bank Finland Plc, acting through its New York branch (the "2010 Baltic Trading Credit Facility"). The 2010 Baltic Trading Facility was subsequently amended effective November 30, 2010 which increased the borrowing capacity from $100 million to $150 million. The amended 2010 Baltic Trading Credit Facility matures on November 30, 2016. See Note 9—Long-Term Debt—2010 Baltic Trading Credit Facility in our consolidated financial statements for a full description of this facility as well as description of the amendment entered into effective November 30, 2010. To remain in compliance with a net worth covenant in the 2010 Baltic Trading Credit Facility, Baltic Trading would need to maintain a net worth of $232.8 million after the payment of any dividends. We do not believe these restrictions have a significant impact on our liquidity.

We have entered into two secured term loan facilities during August 2010 in order to fund future vessel acquisitions. On August 12, 2010, we entered into a $100 million secured term loan facility to fund or refund to us a portion of the purchase price of the acquisition of five vessels from Metrostar. Additionally, on August 20, 2010, we entered into a $253 million senior secured term loan facility to fund a portion of the purchase price of the acquisition of 13 vessels from Bourbon. Refer to Note 9—Long-Term Debt of our consolidated financial statements for further information regarding these loan facilities.

On July 21, 2010, in two concurrent public offerings, we sold $125 million aggregate principal amount of the 2010 Notes and 3,593,750 shares of common stock at a purchase price of $15.28 per share, which reflected a price to the public of $16.00 per share less underwriting discounts and commissions of $0.72 per share. Such amounts reflected the exercise in full of the underwriters' overallotment options.

We anticipate that internally generated cash flow in addition to our loan facilities and offering proceeds will be sufficient to fund the operations of our fleet, including our working capital and capital expenditures requirements, for the next twelve months. Pursuant to the current terms of the 2007 Credit Facility, the existing collateral maintenance financial covenant is waived, which required us to maintain pledged vessels with a value equal to at least 130% of our current borrowings, and accelerated the reductions of the total facility which began on March 31, 2009. Please refer to Note 9—Long-Term Debt of our consolidated financial statements for further details. The collateral maintenance covenant is waived until we can represent that we would be in compliance. Each of the Genco credit facilities also includes a maximum leverage ratio limiting the ratio of our net debt to EBITDA to a maximum of 5.5. We were in compliance with this covenant at December 31, 2010 and would have remained in compliance at that date with a 10% reduction in our EBITDA. However, prolonged weakness in rates or a significant further drop in rates could result in a failure to meet this ratio in future. In this event, we would consider actions such as raising additional equity capital, selling assets or seeking modifications or waivers of our bank arrangements in order to remain in compliance, although we cannot be certain we would be able to accomplish these actions.

Dividend Policy

Historically, our dividend policy, which commenced in November 2005, has been to declare quarterly distributions to shareholders by each February, May, August and November, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our Board of Directors determines we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. In the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Under the current terms of the 2007 Credit Facility, we are required to suspend the payment of cash dividends until we can represent that we are in a position to satisfy the collateral maintenance covenant. Refer to the "2007 Credit Facility" section below for further information regarding the 2009 Amendment. As such, a dividend has not been declared during 2009 and 2010.

As a result of the 2009 Amendment to the 2007 Credit Facility, we have suspended the payment of cash dividends effective for the fourth quarter of 2008, and payment of cash dividends will remain suspended until we can meet the collateral maintenance covenant contained in the 2007 Credit Facility.

The declaration and payment of any dividend is subject to the discretion of our Board of Directors and our compliance with the collateral maintenance covenant, which is currently waived. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our Board of Directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Share Repurchase Program

On February 13, 2008, our Board of Directors approved our share repurchase program for up to a total of $50.0 million of our common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program were determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time in our discretion and without notice. Repurchases under the program are subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, we entered into the 2009 Amendment, which amended the 2007 Credit Facility to require us to suspend all share repurchases until we can represent that we are in a position to again satisfy the collateral maintenance covenant. Refer to the "2007 Credit Facility" section below for further information regarding the 2009 Amendment. Pursuant to the 2009 Amendment, there were no share repurchases made during the twelve months ended December 31, 2010 and 2009.

Since the inception of the share repurchase program through December 31, 2010, we have repurchased and retired 278,300 shares of our common stock for $11.5 million (average per share purchase price of $41.32) using funding from cash generated from operations pursuant to its share repurchase program. An additional 3,130 shares of common stock were repurchased from employees for $0.04 million during 2008 pursuant to our Equity Incentive Plan rather than the share repurchase program. No share repurchases were made during the years ended December 31, 2010 and 2009, and the maximum dollar amount that may yet be purchased under our share repurchase program is $38,499,962.

Cash Flow

Net cash provided by operating activities for the twelve months ended December 31, 2010 and 2009 was $262.7 million and $219.7 million, respectively. The increase in cash provided by operating activities was primarily due to a similar amount of net income for each period before considering significantly higher depreciation and amortization due to the operation of a larger fleet, as well as the impact of the amortization of time charters acquired.

Net cash used in investing activities for the twelve months ended December 31, 2010 and 2009 was $870.2 million and $306.2 million, respectively. The increase was primarily due to cash used for the purchase of Baltic Trading's nine vessels, the delivery of 14 vessels from Bourbon and Metrostar during the third quarter of 2010 and the deposits made for the acquisition of vessels during the second quarter of 2010. For the twelve months ended December 31, 2010, cash used in investing activities primarily related to the purchase of vessels in the amount of $971.2 million and the deposit on vessels yet to be delivered in the amount of $13.7 million. This was offset by proceeds of $106.6 million related to the back-to-back sale of three vessels to MEP. For the twelve months ended December 31, 2009, cash used in investing activities primarily related to the purchase of vessels in the amount of $287.6 million, and changes in deposits of restricted cash in the amount of $17.5 million.

Net cash provided by financing activities was $690.2 million during the twelve months ended December 31, 2010 as compared to $149.8 million during the twelve months ended December 31, 2009. The $540.4 million increase in net cash provided by financing activities was primarily due to the proceeds from the issuance of common stock in the amount of $214.5 million from the initial public offering for Baltic Trading that was completed on March 15, 2010, $231.5 million of proceeds from the $253 Million Term Loan Facility related to the Bourbon vessels acquired, $40.0 million of proceeds from the $100 Million Term Loan Facility related to the Metrostar vessels acquired, $125.0 million of proceeds from the issuance of the 2010 Notes and $55.2 million of proceeds from the issuance of common stock, and $101.3 million of proceeds from the 2010 Baltic Trading Credit Facility. Cash provided by financing activities was also offset by the $50.0 million repayment of debt under the 2007 Credit Facility, $4.7 million repayment of debt under the $253 Million Term Loan Facility, $11.2 million for payments of deferred financing costs and the $5.4 million dividend payment of our subsidiary, Baltic Trading, to its outside shareholders. For the same period last year, cash provided by financing activities consisted of $166.2 million of proceeds from the 2007 Credit Facility slightly offset by repayments on the 2007 Credit Facility of $12.5 million and $3.9 million of deferred financing costs.

Credit Facilities

Refer to Note 9—Long-Term Debt of our consolidated financial statements for a summary of our outstanding credit facilities and a description of the underlying financial and non-financial covenants.

As of December 31, 2010, we believe we are in compliance with all of the financial covenants under our 2007 Credit Facility, as amended; $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility.

Convertible Notes Payable

Refer to Note 10—Convertible Senior Notes of our consolidated financial statements for a summary of the convertible notes payable.

Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements

At December 31, 2010, we have ten interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $756.2 million and the swaps have specified rates and durations.

Refer to the table in Note 9—Long-Term Debt of our consolidated financial statements, which summarizes the interest rate swaps in place as of December 31, 2010 and 2009.

We have considered the creditworthiness of both ourselves and the counterparty in determining the fair value of the interest rate derivatives, and such consideration resulted in an immaterial adjustment to the fair value of derivatives on the balance sheet. Valuations prior to any adjustments for credit risk are validated by comparison with counterparty valuations. Amounts are not and should not be identical due to the different modeling assumptions. Any material differences are investigated.

We had entered into a number of short-term forward currency contracts to protect ourselves from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described in Note 6—Investments of our consolidated financial statements. As forward contracts expired, we continued to enter into new forward currency contracts for the cost basis of the investment, excluding commissions. However, hedge accounting is limited to the lower of the cost basis or the market value at time of designation. We elected to discontinue the forward currency contracts as of October 10, 2008 due to the declining underlying market value of Jinhui.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2010.

Interest Rates

The effective interest rate associated with the interest expense for the Company's various debt facilities (2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility), including the rate differential between the pay fixed receive variable rate on the interest rate swap agreements that were in effect, combined, and the cost associated with unused commitment fees was 4.64% during 2010. The effective interest rate associated with the interest expense for the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2009 was 5.12%. The interest rate on the debt, excluding impact of swaps and the unused commitment fees, ranged from 2.25% to 3.60% and from 1.23% to 5.56% for 2010 and 2009, respectively. The effective interest rate associated with the liability component of the 2010 Notes was 9.9%.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010. The table incorporates our agreement with Bourbon to acquire one remaining Supramax vessel for $32.5 million as well as our agreement with Metrostar to acquire three remaining Handysize vessels for an aggregate remaining purchase price of $89.8 million. The remaining purchase price of the remaining Supramax vessel also includes the 1% fee payable to the financial advisor that helped facilitate its acquisition and is reflected in the table based on the vessel's estimated delivery date. Additionally, the table incorporates the employment agreement entered into in September 2007 with our Chief Financial Officer, John Wobensmith. The interest and borrowing fees reflect the 2007 Credit Facility, the 2010 Baltic Trading Credit Facility, as amended, the $100 Million Term Facility, the $253 Million Term Facility and the 2010 Notes utilizing the coupon rate of 5% which were issued on July 27, 2010 and the interest rate swap agreements as discussed above under "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements."

(U.S. dollars in thousands)	Total	Within One Year[1]	One to Three Years	Three to Five Years	More Than Five Years
Credit Agreements	$1,643,939	$ 71,841	$345,352	$563,481	$663,265
2010 Notes	125,000	—	—	125,000	—
Remainder of purchase price of vessels[1]	122,262	122,262	—	—	—
Interest and borrowing fees	276,054	77,892	110,999	69,095	18,068
Executive employment agreement	337	337	—	—	—
Office lease	5,169	518	1,036	1,047	2,568
Totals	$2,172,761	$272,850	$457,387	$758,623	$683,901

(1) The timing of this obligation is based on the estimated delivery dates for the anticipated delivery of vessels as provided by the seller of the respective vessels.

Interest expense has been estimated using the fixed hedge rate for the effective period and notional amount of the debt which is effectively hedged and 0.3125% for the portion of the debt that has no designated swap against it, plus the applicable bank margin of 2.00% for the 2007 Credit Facility and 3.00% for the $100 Million Term Loan Facility, $253 Million Term Loan Facility and the amended 2010 Baltic Trading Credit Facility. We are obligated to pay certain commitment fees in connection with all of our credit facilities, which have been reflected within interest and borrowing fees.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Excluding Baltic Trading's vessels, our fleet currently consists of nine Capesize drybulk carriers, eight Panamax drybulk carriers, 16 Supramax drybulk carriers, six Handymax drybulk carriers and ten Handysize drybulk carriers. Baltic Trading's fleet currently consists of two Capesize drybulk carriers, four Supramax drybulk carriers and three Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet through 2012 to be:

(U.S. dollars in millions)	Estimated Drydocking Cost	Estimated Off-hire Days
Year		
2011	$ 7.8	240
2012	$10.4	340

The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 20 days of off-hire. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

During 2010, we incurred a total of $3.7 million of drydocking costs.

During 2009, we incurred a total of $4.6 million of drydocking costs.

We estimate that 12 of our vessels will be drydocked during 2011 and an additional 17 vessels in 2012.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements.

Time Charters Acquired—When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

During the year ended December 31, 2010, we acquired two Supramax vessels from Bourbon and two Handysize vessels from Metrostar had existing below market time charters at the time that we agreed to acquire these vessels. We recorded a liability for time charters acquired related to these five vessels in the amount of $2.1 million based on the present value of the difference between the contractual amounts to be paid and our estimate of the fair market charter rate. In order to calculate the present value, we utilized a discount rate of 12%. If we utilized a discount rate of 9% as compared to 12%, it would result in an increase in the liability balance of approximately $35,000. If we utilized a discount rate of 15% as compared to 12%, it would result in a decrease in the liability balance of approximately $33,000.

Performance Claims—Revenue is based on contracted charterparties, including spot-market related time charters which rates fluctuate based on changes in the spot market. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Additionally, there are certain performance parameters included in contracted charterparties which if not met, can result in customer claims. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability. At each balance sheet date, we provide a provision based on a review of all outstanding charter receivables and we also will accrue for any estimated customer claims primarily a result of time charter performance issues that have not yet been deducted by the charterer. We provide for reserves which offset the due from charterers balance if a disputed amount or performance claim has been deducted by the charterer. If a disputed amount or potential performance claim has not been deducted by the charterer, we record the estimated customer claims as deferred revenue. Providing for these reserves will be offset by a decrease in revenue. Although we believe its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Vessels and Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

The carrying value each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under "Impairment of long-lived assets." Excluding the three Bourbon vessels we resold immediately upon delivery to MEP at our cost, we have sold three of our vessels since our inception and realized a profit in each instance.

Pursuant to our bank credit facilities, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We were in compliance with the collateral maintenance covenants under our $100 Million Term Loan Facility and our $253 Million Term Loan Facility, as well as the 2010 Baltic Trading Credit Facility, at December 31, 2010, and the collateral maintenance covenant under our 2007 Credit Facility was waived at December 31, 2010, as discussed above. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value at December 31, 2010. We have indicated by an asterisk those vessels for which the vessel valuations for covenant compliance purposes under our bank credit facilities as of the most recent compliance testing date were lower than their carrying values at December 31, 2010. For the Genco Ocean and the Genco Bay, the compliance testing date was February 17, 2011, in accordance with the terms of the $100 Million Term Loan Facility; for all other vessels, the compliance testing date was December 31, 2010, in accordance with the terms of the applicable credit facility. The amount by which the carrying value at December 31, 2010 of vessels marked with an asterisk exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $0.2 million to $62.9 million per vessel. However, neither such valuation nor the carrying value in the table below reflects the value of long-term time charters related to some of our vessels, which can be significant.

Vessels	Year Built	Year Acquired	Carrying Value
(U.S. dollars in thousands)			
Genco Reliance	1999	2004	$ 17,673
Genco Vigour	1999	2004	24,075
Genco Explorer	1999	2004	17,578
Genco Carrier	1998	2004	$ 18,089
Genco Sugar	1998	2004	16,586
Genco Pioneer	1999	2005	17,471
Genco Progress	1999	2005	17,602
Genco Wisdom	1997	2005	17,178
Genco Success	1997	2005	17,119
Genco Beauty	1999	2005	24,236
Genco Knight	1999	2005	24,015
Genco Leader	1999	2005	24,001
Genco Marine	1996	2005	16,619
Genco Prosperity	1997	2005	17,383
Genco Muse	2001	2005	23,562
Genco Acheron	1999	2006	23,837
Genco Surprise	1998	2006	22,733
Genco Augustus*	2007	2007	113,421
Genco Tiberius*	2007	2007	113,603
Genco London*	2007	2007	114,679
Genco Titus*	2007	2007	115,140
Genco Challenger*	2003	2007	36,221
Genco Charger*	2005	2007	39,376
Genco Warrior*	2005	2007	57,731
Genco Predator*	2005	2007	59,270
Genco Hunter*	2007	2007	62,711
Genco Champion*	2006	2008	40,998
Genco Constantine*	2008	2008	120,765
Genco Raptor*	2007	2008	82,803
Genco Cavalier*	2007	2008	67,641
Genco Thunder*	2007	2008	82,853
Genco Hadrian*	2008	2008	118,137
Genco Commodus*	2009	2009	120,542
Genco Maximus*	2009	2009	120,450
Genco Claudius*	2010(1)	2009	122,188
Genco Bay*	2010	2010	33,958
Genco Ocean*	2010	2010	33,981
Genco Aquitaine*	2009	2010	35,852
Genco Ardennes*	2009	2010	35,999
Genco Auvergne*	2009	2010	35,927
Genco Bourgogne*	2010	2010	35,877
Genco Brittany*	2010	2010	35,940
Genco Languedoc*	2010	2010	35,986
Genco Loire*	2009	2010	32,790
Genco Lorraine*	2009	2010	32,471
Genco Normandy*	2007	2010	30,133
Genco Picardy*	2005	2010	30,058
Genco Provence*	2004	2010	29,725
Genco Pyrenees*	2010	2010	35,811
Baltic Leopard*	2009	2009	34,393
Baltic Panther*	2009	2010	34,474
Baltic Cougar*	2009	2010	34,626
Baltic Jaguar*	2009	2010	34,489
Baltic Bear*	2010	2010	71,851
Baltic Wolf*	2010	2010	71,278
Baltic Wind*	2009	2010	32,991
Baltic Cove*	2010	2010	33,257
Baltic Breeze*	2010	2010	33,657
TOTAL			$2,783,810

**Please see paragraph preceding the table.*

(1) On December 30, 2009, the Company took delivery of the Genco Claudius. However, the vessel has been designated by Lloyd's Register of Shipping as having been built in 2010.

Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Costs that are not related to drydocking are expensed as incurred. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the beginning of the next drydock.

Impairment of Long-Lived Assets—We follow the Accounting Standards Codification ("ASC") subtopic 360-10, Property, Plant and Equipment ("ASC 360-10") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.

When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company noted that TCE revenues across its fleet were lower on average in 2010 compared with 2009. This was more of a function of vessels coming off charters that had been fixed in periods of higher TCE rates as opposed to lower market rates. The Company's management views the lower TCE rates in 2010 as part of a longer term economic cycle.

The Company concluded at December 31, 2010 that the future income streams expected to be earned by such vessels over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and that, accordingly, our vessels were not impaired under U.S. GAAP. Our estimated future undiscounted cash flows exceeded each of our vessels' carrying values by a considerable margin (44%–304% of carrying value). Our vessels remain fully utilized and have a relatively long average remaining useful life of approximately 19.6 years in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2010. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures and drydocking requirements, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.

The projected net operating cash flows are determined by considering the future charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $175 per light weight ton, consistent with our vessels' depreciation policy discussed above.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Investments—We hold an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as available-for-sale and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of AOCI. The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Effective August 16, 2007, the Company elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares and therefore the unrealized currency gain or loss associated with Jinhui cost basis is reflected in the income statement as a component of other expense to offset the gain or loss associated with these forward currency contracts. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other expense. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance ASC Subtopic 320-10, "Investments—Debt and Equity Securities" ("ASC 320-10"). When evaluating the investments, we review factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuer's assets and liabilities, and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Investments that are not expected to be sold within the next year are classified as noncurrent.

During the fourth quarter of 2008, our investment in Jinhui was deemed to be other-than-temporarily impaired due to the severity of the decline in its market value versus our cost basis. We recorded a $103.9 million impairment loss during 2008 which was reclassified from the statement of equity and recorded as a loss in the income statement. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairment. In the event we determine that the Jinhui investment is subject to any additional other-than-temporary impairment, the amount of the impairment would be reclassified from the statement of equity and recorded as a loss in the income statement for the amount of the impairment.

Fair Value of Financial Instruments—The estimated fair values of our financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2010 and December 31, 2009 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

The fair value of the interest rate swaps is the estimated amount we would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of us for liabilities. See Note 13—Fair Value of Financial Instruments in our consolidated financial statements for additional disclosure on the fair values of long-term debt, derivative instruments, 2010 Notes and available-for-sale securities.

For the interest rate swaps that are not designated as an effective hedge, the change in the value and the rate differential to be paid or received is recognized as other expense and is listed as a component of other (expense) income.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held ten interest rate swap agreements with DnB NOR Bank at December 31, 2010 and 2009 to manage future interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $756.2 million, and the swaps have specified rates and durations. Refer to the table in Note 11—Interest Rate Swap Agreements of our consolidated financial statements which summarizes the interest rate swaps in place as of December 31, 2010 and 2009.

The swap agreements, with effective dates prior to December 31, 2010 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of swap plus the Applicable Margin as discussed in the "2007 Credit Facility" section of Note 9—Long-Term Debt of our consolidated financial statements.

The total liability associated with the swaps at December 31, 2010 is $43.3 million and $44.1 million at December 31, 2009, and are presented as the fair value of derivatives on the balance sheet. The asset associated with the swaps at December 31, 2009 is $2.1 million. There were no swaps in an asset position at December 31, 2010. As of December 31, 2010 and 2009, the Company has accumulated other comprehensive deficit of ($43.2) million and ($41.8) million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in other income (expense) of $0.1 million and ($0.3) million for 2010 and 2009, respectively. At December 31, 2010, ($27.5) million of AOCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

We are subject to market risks relating to changes in LIBOR rates because we have significant amounts of floating rate debt outstanding. For the year ended December 31, 2010, we paid LIBOR plus 2.00% on the 2007 Credit Facility for the debt in excess of any designated swap's notional amount for such swap's effective period. Prior to January 26, 2009, the margin was only 0.85%. We also paid LIBOR plus 3.00% on the outstanding debt under the $100 Million Term Loan Facility and $253 Million Term Loan Facility. Additionally, Baltic Trading paid LIBOR plus 3.25% on outstanding debt under the 2010 Baltic Trading Credit Facility up until November 30, 2010 when the amendment to the 2010 Baltic Trading Credit Facility decreased the applicable margin from 3.25% to 3.00%. A 1% increase in LIBOR would result in an increase of $6.6 million in interest expense for the year ended December 31, 2010, considering the increase would be only on the unhedged portion of the debt.

Derivative Financial Instruments

As of December 31, 2010, we held ten interest rate swap agreements that we entered into with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $756.2 million, and the swaps have specified rates and durations. Refer to the table in Note 9—Long-Term Debt of our financial statements which summarized the interest rate swaps in place as of December 31, 2010 and December 31, 2009.

The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred. The interest rate differential pertaining to the interest rate swaps for the years ended December 31, 2010 and 2009 was $30.2 million and $28.6 million, respectively. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of AOCI. The ineffective portion is recognized as other (expense) income, which is a component of other (expense) income. If for any period of time we did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation would be recognized as other (expense) income.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as other (expense) income and are listed as a component of other (expense) income.

Refer to the "Interest rate risk" section above for further information regarding the interest rate swap agreements.

In the past, we have entered into a number of short-term forward currency contracts to protect us from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described in Note 6—Investments of our consolidated financial statements. The use of short-term forward currency contracts was discontinued on October 10, 2008 due to the underlying value of Jinhui. For further information on these forward currency contracts, please see pages 29–30 under the heading "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements".

Currency and Exchange Rate Risk

The international shipping industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

In the past, we have entered into a number of short-term forward currency contracts to protect us from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described in Note 6—Investments of our consolidated financial statements. For further information on these forward currency contracts, please see pages 29–30 under the heading "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements." The Company utilized hedge accounting on the cost basis of the Jinhui stock through October 10, 2008 when the use of the forward currency contract was discontinued due to the decline in the underlying value of Jinhui. As part of our business strategy, in the future, we may enter into short-term forward currency contracts to protect ourselves from the risk arising from the fluctuation in the exchange rate associated with the cost basis of Jinhui shares.

Investments

The Company holds investments in Jinhui of $54.7 million which are classified as available for sale ("AFS") under Accounting Standards Codification 320-10, "Investments—Debt and Equity Securities" ("ASC 320-10"). The investment is classified as a current or noncurrent asset based on our intent to hold the investment at each reporting date. The investments that are classified as AFS are subject to risk of changes in market value, which if determined to be impaired (other than temporarily impaired), could result in realized impairment losses. The Company reviews the carrying value of such investments on a quarterly basis to determine if any valuation adjustments are appropriate under ASC 320-10. During 2008, we reviewed the investment in Jinhui for indicators of other-than-temporary impairment. This determination required significant judgment. In making this judgment, we evaluated, among other factors, the duration and extent to which the fair value of the investment is less than its cost; the general market conditions, including factors such as industry and sector performance, and our intent and ability to hold the investment. The Company's investment in Jinhui was deemed to be other-than-temporarily impaired at December 31, 2008 due to the severity of the decline in its market value versus our cost basis. During the quarter ended December 31, 2008, the Company recorded a $103.9 million impairment loss which was reclassified from AOCI and recorded as a loss in the income statement for the quarter ended December 31, 2008. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairment. For the years ended December 31, 2010 and 2009, we have not deemed our investment to be impaired. In the event we determine that the Jinhui investment is subject to any additional impairment, the amount of the impairment would be reclassified from AOCI and recorded as a loss in the Consolidated Statement of Operations for the amount of the impairment.

Consolidated Balance Sheets

As of December 31, 2010 and December 31, 2009

(U.S. dollars in thousands, except for share and per share data)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 270,877	$ 188,267
Restricted cash	—	17,500
Due from charterers, net	8,794	2,117
Prepaid expenses and other current assets	14,010	10,184
Total current assets	293,681	218,068
Noncurrent assets:		
Vessels, net of accumulated depreciation of $334,502 and $224,706, respectively	2,783,810	2,023,506
Deposits on vessels	13,718	—
Deferred drydock, net of accumulated amortization of $9,044 and $4.394, respectively	8,538	10,153
Other assets, net of accumulated amortization of $4,561 and $2,585, respectively	16,937	8,328
Fixed assets, net of accumulated depreciation and amortization of $2,041 and $1,554, respectively	2,310	2,458
Restricted cash	9,000	—
Fair value of derivative instruments	—	2,108
Investments	54,714	72,181
Total noncurrent assets	2,889,027	2,118,734
Total assets	$3,182,708	$2,336,802
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 31,790	$ 18,609
Current portion of long-term debt	71,841	50,000
Deferred revenue	9,974	10,404
Fair value of derivative instruments	4,417	—
Total current liabilities	118,022	79,013
Noncurrent liabilities:		
Deferred revenue	392	2,427
Deferred rent credit	657	687
Time charters acquired	2,197	4,611
Fair value of derivative instruments	38,880	44,139
Convertible senior note payable	102,309	—
Long-term debt	1,572,098	1,277,000
Total noncurrent liabilities	1,716,533	1,328,864
Total liabilities	1,834,555	1,407,877
Commitments and contingencies	—	—
Equity:		
Genco Shipping & Trading Limited shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 35,951,198 and 31,842,798 shares at December 31, 2010 and December 31, 2009, respectively	359	318
Additional paid in capital	803,778	722,198
Accumulated other comprehensive (loss) income	(5,210)	13,589
Retained earnings	334,022	192,820
Total Genco Shipping & Trading shareholders' equity	1,132,949	928,925
Noncontrolling interest	215,204	—
Total equity	1,348,153	928,925
Total liabilities and equity	$3,182,708	$2,336,802

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in thousands, except for share and per share data)

	For the Years Ended December 31,		
	2010	2009	2008
Revenues:			
Voyage revenues	$447,438	$379,531	$405,370
Service revenues	1,249	—	—
Total revenues	448,687	379,531	405,370
Operating expenses:			
Voyage expenses	4,467	5,024	5,116
Vessel operating expenses	78,976	57,311	47,130
General, administrative and management fees	29,081	18,554	19,814
Depreciation and amortization	115,663	88,150	71,395
Loss on forfeiture of vessel deposits	—	—	53,765
Gain on sale of vessels	—	—	(26,227)
Other operating income	(791)	—	—
Total operating expenses	227,396	169,039	170,993
Operating income	221,291	210,492	234,377
Other (expense) income:			
Other expense	(77)	(312)	(74)
Impairment of investment	—	—	(103,892)
Interest income	685	240	1,757
Interest expense	(72,650)	(61,796)	(52,589)
Income from investments	—	—	7,001
Other expense, net	(72,042)	(61,868)	(147,797)
Income before income taxes	149,249	148,624	86,580
Income tax expense	(1,840)	—	—
Net income	147,409	148,624	86,580
Less: Net income attributable to noncontrolling interest	6,166	—	—
Net income attributable to Genco Shipping & Trading Limited	$141,243	$148,624	$ 86,580
Earnings per share—basic	$ 4.28	$ 4.75	$ 2.86
Earnings per share—diluted	$ 4.07	$ 4.73	$ 2.84
Weighted average common shares outstanding—basic	32,987,449	31,295,212	30,290,016
Weighted average common shares outstanding—diluted	35,891,373	31,445,063	30,452,850
Dividends declared per share	$ —	$ —	$ 3.85

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity

For the Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Deficit)	Genco Shipping & Trading Limited Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance—January 1, 2008	$290	$523,002	$ 79,876	$ 19,017	$ 622,185	$ —	$ 622,185
Net income			86,580		86,580	—	86,580
Change in unrealized loss on investments				(40,085)	(40,085)	—	(40,085)
Unrealized loss on cash flow hedges, net				(44,946)	(44,946)	—	(44,946)
Cash dividends paid ($3.85 per share)			(117,109)		(117,109)	—	(117,109)
Issuance of 2,702,669 shares of common stock	27	195,415			195,442	—	195,442
Issuance of 322,500 shares of nonvested stock	3	(3)			—	—	—
Acquisition and retirement of 281,430 shares of common stock	(3)	(6,388)	(5,151)		(11,542)	—	(11,542)
Nonvested stock amortization		5,953			5,953	—	5,953
Balance—December 31, 2008	$317	$717,979	$ 44,196	$(66,014)	$ 696,478	$ —	$ 696,478
Net income			148,624		148,624	—	148,624
Change in unrealized gain on investments				55,408	55,408	—	55,408
Unrealized gain on cash flow hedges, net				24,195	24,195	—	24,195
Issuance of 133,250 shares of nonvested stock	1	(1)			—	—	—
Nonvested stock amortization		4,220			4,220	—	4,220
Balance—December 31, 2009	$318	$722,198	$192,820	$ 13,589	$ 928,925	$ —	$ 928,925
Net income			141,243		141,243	6,166	147,409
Change in unrealized gain on investments				(17,466)	(17,466)	—	(17,466)
Unrealized loss on cash flow hedges, net				(1,333)	(1,333)	—	(1,333)
Issuance of 3,593,750 shares of common stock	36	54,846			54,882	—	54,882
Issuance of convertible senior notes		23,457			23,457	—	23,457
Issuance of 514,650 shares of nonvested stock	5	(5)			—	—	—
Nonvested stock amortization		4,327			4,327	2,892	7,219
Cash dividends paid by Baltic Trading Limited			(41)		(41)	(5,329)	(5,370)
Issuance of common stock of Baltic Trading Limited		(1,045)			(1,045)	211,475	210,430
Balance—December 31, 2010	**$359**	**$803,778**	**$334,022**	**$ (5,210)**	**$1,132,949**	**$215,204**	**$1,348,153**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in thousands)

	For the Years Ended December 31,		
	2010	2009	2008
Net income	$147,409	$148,624	$ 86,580
Change in unrealized gain on investments	(17,466)	55,408	(40,085)
Unrealized (loss) gain on cash flow hedges, net	(1,333)	24,195	(44,946)
Comprehensive income	128,610	228,227	1,549
Less: Comprehensive income attributable to noncontrolling interests	6,166	—	—
Comprehensive income attributable to Genco Shipping & Trading Limited	$122,444	$228,227	$ 1,549

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 147,409	$ 148,624	$ 86,580
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	115,663	88,150	71,395
Amortization of deferred financing costs	1,967	1,037	4,915
Amortization of time charters acquired	(4,560)	(18,975)	(22,447)
Amortization of discount on Convertible Senior Notes	1,684	—	—
Realized gain on forward currency contracts	—	—	(13,691)
Impairment of investment	—	—	103,892
Unrealized (gain) loss on derivative instruments	(66)	288	(46)
Unrealized loss on hedged investment	—	—	15,361
Unrealized gain on forward currency contract	—	—	(1,448)
Realized income on investments	—	—	(7,001)
Amortization of nonvested stock compensation expense	7,219	4,220	5,953
Gain on sale of vessel	—	—	(26,227)
Loss on forfeiture of vessel deposits	—	—	53,765
Change in assets and liabilities:			
(Increase) decrease in due from charterers	(6,677)	180	46
Increase in prepaid expenses and other current assets	(3,804)	(236)	(3,063)
Increase in accounts payable and accrued expenses	10,048	874	2,514
(Decrease) increase in deferred revenue	(2,465)	177	3,284
Decrease in deferred rent credit	(30)	(19)	(19)
Deferred drydock costs incurred	(3,708)	(4,591)	(6,347)
Net cash provided by operating activities	262,680	219,729	267,416
Cash flows from investing activities:			
Purchase of vessels	(971,203)	(287,637)	(510,345)
Deposits on vessels	(13,702)	—	(3,489)
Purchase of investments	—	—	(10,290)
Proceeds from forward currency contracts, net	—	—	13,723
Realized income on investments	—	—	7,001
Changes in deposits of restricted cash	8,500	(17,500)	—
Proceeds from sale of vessels	106,555	—	43,084
Payments on forfeiture of vessel deposits	—	—	(53,765)
Purchase of other fixed assets	(380)	(1,073)	(207)
Net cash used in investing activities	(870,230)	(306,210)	(514,288)
Cash flows from financing activities:			
Proceeds from the 2007 Credit Facility	—	166,200	558,300
Repayments on the 2007 Credit Facility	(50,000)	(12,500)	(321,000)
Proceeds from the $100 Million Term Loan Facility	40,000	—	—
Repayments on the $100 Million Term Loan Facility	(1,120)	—	—
Proceeds from the $253 Million Term Loan Facility	231,500	—	—
Repayments on the $253 Million Term Loan Facility	(4,691)	—	—
Proceeds from the 2010 Baltic Trading Credit Facility	101,250	—	—
Proceeds from issuance of common stock	55,200	—	195,812
Payment of common stock issuance costs	(318)	—	(370)
Proceeds from issuance of Convertible Senior Notes	125,000	—	—
Payment of Convertible Senior Notes issuance costs	(867)	—	—
Proceeds from issuance of common stock by subsidiary	214,508	—	—
Payment of subsidiary common stock issuance costs	(3,721)	—	—
Payment of deferred financing costs and deferred registration costs	(11,212)	(3,908)	(3,759)
Payment of dividend by subsidiary	(5,369)	—	—
Cash dividends paid	—	—	(117,109)
Payments to acquire and retire common stock	—	—	(11,542)
Net cash provided by financing activities	690,160	149,792	300,332
Net increase in cash and cash equivalents	82,610	63,311	53,460
Cash and cash equivalents at beginning of year	188,267	124,956	71,496
Cash and cash equivalents at end of year	$ 270,877	$ 188,267	$ 124,956

See accompanying notes to consolidated financial statements.

(U.S. dollars in thousands)

1—General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T"), its wholly owned subsidiaries, and its subsidiary, Baltic Trading Limited (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T is incorporated under the laws of the Marshall Islands and as of December 31, 2010 is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; Genco Management (USA) Limited; and the ship-owning subsidiaries as set forth below.

At December 31, 2010, 2009 and 2008, GS&T's fleet consisted of 49, 35 and 32 vessels, respectively.

Below is the list of GS&T's wholly owned ship-owning subsidiaries as of December 31, 2010:

Wholly Owned Subsidiaries	Vessels Acquired	Dwt	Date Delivered	Year Built
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997
Genco Success Limited	Genco Success	47,186	1/31/05	1997
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001
Genco Acheron Limited	Genco Acheron	72,495	11/7/06	1999
Genco Surprise Limited	Genco Surprise	72,495	11/17/06	1998
Genco Augustus Limited	Genco Augustus	180,151	8/17/07	2007
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07	2007
Genco London Limited	Genco London	177,833	9/28/07	2007
Genco Titus Limited	Genco Titus	177,729	11/15/07	2007
Genco Challenger Limited	Genco Challenger	28,428	12/14/07	2003
Genco Charger Limited	Genco Charger	28,398	12/14/07	2005
Genco Warrior Limited	Genco Warrior	55,435	12/17/07	2005
Genco Predator Limited	Genco Predator	55,407	12/20/07	2005
Genco Hunter Limited	Genco Hunter	58,729	12/20/07	2007
Genco Champion Limited	Genco Champion	28,445	1/2/08	2006
Genco Constantine Limited	Genco Constantine	180,183	2/21/08	2008
Genco Raptor LLC	Genco Raptor	76,499	6/23/08	2007
Genco Cavalier LLC	Genco Cavalier	53,617	7/17/08	2007
Genco Thunder LLC	Genco Thunder	76,588	9/25/08	2007
Genco Hadrian Limited	Genco Hadrian	169,694	12/29/08	2008
Genco Commodus Limited	Genco Commodus	169,025	7/22/09	2009
Genco Maximus Limited	Genco Maximus	169,025	9/18/09	2009
Genco Claudius Limited	Genco Claudius	169,025	12/30/09	2010(1)
Genco Bay Limited	Genco Bay	34,296	8/24/10	2010
Genco Ocean Limited	Genco Ocean	34,409	7/26/10	2010
Genco Avra Limited	Genco Avra	35,000	Q2 2011(2)	2011(3)
Genco Mare Limited	Genco Mare	35,000	Q2 2011(2)	2011(3)
Genco Spirit Limited	Genco Spirit	35,000	Q4 2011(2)	2011(3)
Genco Aquitaine Limited	Genco Aquitaine	57,981	8/18/10	2009
Genco Ardennes Limited	Genco Ardennes	57,981	8/31/10	2009
Genco Auvergne Limited	Genco Auvergne	57,981	8/16/10	2009
Genco Bourgogne Limited	Genco Bourgogne	57,981	8/24/10	2010
Genco Brittany Limited	Genco Brittany	57,981	9/23/10	2010
Genco Languedoc Limited	Genco Languedoc	57,981	9/29/10	2010
Genco Loire Limited	Genco Loire	53,416	8/4/10	2009
Genco Lorraine Limited	Genco Lorraine	53,416	7/29/10	2009
Genco Normandy Limited	Genco Normandy	53,596	8/10/10	2007
Genco Picardy Limited	Genco Picardy	55,257	8/16/10	2005
Genco Provence Limited	Genco Provence	55,317	8/23/10	2004
Genco Pyrenees Limited	Genco Pyrenees	57,981	8/10/10	2010
Genco Rhone Limited	Genco Rhone	57,981	Q1 2011(2)	2011(3)

(1) On December 30, 2009, the Company took delivery of the Genco Claudius. However, the vessel has been designated by Lloyd's Register of Shipping as having been built in 2010.

(2) Dates for vessels being delivered in the future are estimates based on guidance received from the sellers and the respective shipyards.

(3) Built dates for vessels delivering in the future are estimates based on guidance received from the sellers and respective shipyards.

During October 2009, Baltic Trading Limited ("Baltic Trading") filed a registration statement on Form S-1 with the SEC. Baltic Trading was incorporated in October 2009 in the Marshall Islands for the purpose of conducting a shipping business focused on the drybulk industry spot market. Baltic Trading was a wholly-owned indirect subsidiary of GS&T until Baltic Trading completed its initial public offering, or IPO, on March 15, 2010. As of December 31, 2010, GS&T's wholly-owned subsidiary Genco Investments LLC owned 5,699,088 shares of Baltic Trading's Class B Stock, which represented a 25.24% ownership interest in Baltic Trading and 83.51% of the aggregate voting power of Baltic Trading's outstanding shares of voting stock. Additionally, pursuant to the subscription agreement between Genco Investments LLC and Baltic Trading, for so long as GS&T directly or indirectly holds at least 10% of the aggregate number of outstanding shares of Baltic Trading's common stock and Class B stock, Genco Investments LLC will be entitled to receive an additional number of shares of Baltic Trading's Class B stock equal to 2% of the number of common shares issued in the future, other than shares issued under Baltic Trading's 2010 Equity Incentive Plan.

(U.S. dollars in thousands)

Below is the list of Baltic Trading's wholly owned ship-owning subsidiaries as of December 31, 2010:

Baltic Trading's Wholly Owned Subsidiaries	Vessel	Dwt	Date Delivered	Year Built
Baltic Leopard Limited	Baltic Leopard	53,447	4/8/10	2009
Baltic Panther Limited	Baltic Panther	53,351	4/29/10	2009
Baltic Cougar Limited	Baltic Cougar	53,432	5/28/10	2009
Baltic Jaguar Limited	Baltic Jaguar	53,474	5/14/10	2009
Baltic Bear Limited	Baltic Bear	177,717	5/14/10	2010
Baltic Wolf Limited	Baltic Wolf	177,752	10/14/10	2010
Baltic Wind Limited	Baltic Wind	34,409	8/4/10	2009
Baltic Cove Limited	Baltic Cove	34,403	8/23/10	2010
Baltic Breeze Limited	Baltic Breeze	34,386	10/12/10	2010

The Company provides technical services for drybulk vessels purchased by Maritime Equity Partners ("MEP"), which is managed by a company owned by Peter C. Georgiopoulos, Chairman of the Board of Directors. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day plus reimbursement of out-of-pocket costs and will be provided for an initial term of one year. MEP has the right to cancel provision of services on 60 days' notice with payment of a one-year termination fee upon a change in control of the Company. The Company may terminate provision of the services at any time on 60 days' notice. Peter C. Georgiopoulos is a minority investor, and affiliates of Oaktree Capital Management, L.P., of which Stephen A. Kaplan, a director of the Company, is a principal, are majority investors in MEP.

On July 27, 2010, the Company closed on an equity offering of 3,593,750 shares of common stock (with the exercise of the underwriters' overallotment option) at an offering price of $16.00 per share. The Company received net proceeds of $54,882 after deducting underwriters' fees and expenses. This offering was done concurrently with the issuance of $125,000 aggregate principal amount (with the exercise of the underwriters' overallotment option) of the 5.00% Convertible Senior Notes due August 15, 2015. Refer to Note 10—Convertible Senior Notes for further information.

On March 10, 2008, Fleet Acquisition LLC distributed 2,512,532 shares of the Company's common stock to OCM Fleet Acquisition LLC, as a member thereof, pursuant to an agreement among Fleet Acquisition LLC's members. In connection with this distribution, Mr. Georgiopoulos became the sole member of the Management Committee of Fleet Acquisition LLC, which currently retains 443,606 shares of the Company's common stock of which Mr. Georgiopoulos may be deemed to be the beneficial owner. As a result of the foregoing transaction in addition to grants of nonvested shares made to Mr. Georgiopoulos, Mr. Georgiopoulos may be deemed to beneficially own 12.50% of the Company's common stock (including shares held through Fleet Acquisition LLC) at December 31, 2010.

2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Genco Shipping & Trading Limited, its wholly owned subsidiaries and Baltic Trading, a subsidiary in which the Company owns a majority of the voting interests and exercises control. All intercompany accounts and transactions have been eliminated in consolidation.

Business Geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel Acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company's decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to revenues over the remaining term of the charter.

Segment Reporting

The Company has two operating segments, GS&T and Baltic Trading, which are both engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. Refer to Note 3—Segment Information for further information.

Revenue and Voyage Expense Recognition

Since the Company's inception, revenues have been generated from time charter agreements, pool agreements and spot market-related time charters. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are typically borne by the Company. Spot market-related time charters are the same as other time charter agreements, except the time charter rates are variable and are based on a percentage of the average daily rates as published by The Baltic Dry Index.

The Company records time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes voyage expenses when incurred.

Three of the Company's vessels, the Genco Constantine, Genco Titus and Genco Hadrian, are chartered under time charters which include a profit-sharing element. Under these charter agreements, the Company receives a fixed rate of $52,750, $45,000 and $65,000 per day, respectively, and an additional profit-sharing payment. The profit-sharing between the Company and the respective charterer for each 15-day period is calculated by taking the average over that period of the published Baltic Cape Index of the four time charter routes as reflected in daily reports. If such average is more than the base rate payable under the charter, the excess amount is allocable 50% to the Company and 50% to the charterer. The profit sharing amount due to the Company is net of a 3.75% commission. Profit sharing revenue is recorded when the average of the published Baltic Cape Index for the four time charter routes is available for the entire 15-day period, which is when the profit sharing revenue is fixed and determinable.

Two of the Company's vessels, the Genco Ocean and Genco Bay, are chartered under spot market-related time charters which include a profit-sharing element. Under these charter agreements, the rate for the spot market-related time charter is linked with a floor of $8,500 and a ceiling of $13,500 daily with a 50% profit sharing arrangement to apply to any amount above the ceiling. The rate is based on 115% of the average of the daily rates of the Baltic Handysize Index as reflected in daily reports.

At December 31, 2010, five of the Company's vessels are in vessel pools. The Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar entered the Lauritzen Pool during August 2009. Vessel pools, such as the Lauritzen Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. The Company recognizes revenue from these pool arrangements based on its portion of the net distributions reported by the relevant pool.

Other Operating Income

During the years ended December 31, 2010, 2009 and 2008, the Company recorded other operating income of $791, $0 and $0 respectively. Other operating income recorded during the year ended December 31, 2010 consists of $585 related to the first installment due on December 30, 2010 from Samsun Logix Corporation ("Samsun") pursuant to the rehabilitation plan which was approved by the South Korean courts. Refer to Note 19—Commitments and Contingencies for further information regarding the bankruptcy settlement with Samsun. Additionally, other operating income consists of $206 related to a payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel to Baltic Trading.

Due from Charterers, Net

Due from charterers, net includes accounts receivable from charters, net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which if not met, can result in customer claims. As of December 31, 2010 and 2009, the Company had a reserve of $592 and $171, respectively, against due from charterers balance and an additional accrual of $689 and $959, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, Net

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2010, 2009 and 2008 was $109,839, $84,326, and $69,050, respectively.

(U.S. dollars in thousands)

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). At December 31, 2010 and 2009, the Company estimated the residual value of vessels to be $175/lwt.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful lives
Leasehold improvements	Lesser of the useful life of the asset or life of the lease
Furniture, fixtures & other equipment	5 years
Vessel equipment	2–15 years
Computer equipment	3 years

Depreciation and amortization expense for fixed assets for the years ended December 31, 2010, 2009 and 2008 was $501, $414, and $418, respectively.

Deferred Drydocking Costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company defers the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs deferred as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the beginning of the next drydock. Amortization expense for drydocking for the years ended December 31, 2010, 2009 and 2008 was $5,324, $3,410, and $1,927, respectively. All other costs incurred during drydocking are expensed as incurred.

Impairment of Long-Lived Assets

The Company follows the Accounting Standards Codification ("ASC") Subtopic 360-10, "Property, Plant and Equipment" ("ASC 360-10"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

For the years ended December 31, 2010, 2009 and 2008, no impairment charges were recorded on the Company's long-lived assets.

Deferred Financing Costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt and are included in interest expense.

Cash and Cash Equivalents

The Company considers highly liquid investments such as money market funds and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Investments

The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of accumulated other comprehensive income ("AOCI"). The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Effective August 16, 2007, the Company elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares, and therefore the unrealized currency gain or loss associated with the cost basis in the Jinhui shares was reflected in the income statement as other expense to offset the gain or loss associated with these forward currency contracts. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities are reflected in the consolidated statement of operations in other expense. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance with ASC Subtopic 320-10, "Investments—Debt and Equity Securities" ("ASC 320-10"). When evaluating its investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuers assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Refer to Note 6—Investments.

Income Taxes

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the Company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

GS&T is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, GS&T is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. GS&T is not taxable in any other jurisdiction, with the exception of Genco Management (USA) Limited as noted below.

Based on the publicly traded requirement of the Section 883 regulations, GS&T believes that it qualified for exemption from income tax on income derived from the international operations of ships for 2010, 2009 and 2008. In order to meet the publicly traded requirement, GS&T's stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, GS&T's qualification for the publicly traded requirement may be jeopardized if shareholders of the Company's common stock that own five percent or more of the Company's stock ("5% shareholders") own, in the aggregate, 50% or more of the Company's common stock for more than half the days of the year. Management believes that during 2010, 2009 and 2008, the combined ownership of its 5% shareholders did not equal 50% or more of its common stock for more than half the days of 2010, 2009 and 2008, as applicable.

If GS&T does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Baltic Trading is also incorporated in the Marshall Islands. However, Baltic Trading did not qualify for an exemption under Section 883 upon consummation of its IPO because it did not satisfy the publicly traded requirement as described above. Since Baltic Trading's IPO was completed on March 15, 2010, the Company has indirectly owned shares of Baltic Trading's Class B Stock which has provided the Company with over 50% of the combined voting power of all classes of Baltic Trading's voting stock. As such, Baltic Trading is subject to income tax on its United States source income. During the year ended December 31, 2010, Baltic Trading had United States operations which resulted in United States source income of $2,541. Baltic Trading's estimated United States income tax expense for the year ended December 31, 2010 was $78, of which $38 was outstanding at December 31, 2010 which has been reflected in accounts payable and accrued expenses.

Pursuant to certain agreements, the Company technically and commercially manages vessels for Baltic Trading, as well as provides technical management of vessels for MEP in exchange for specified fees for these services provided. These services are performed by Genco Management (USA) Limited ("Genco (USA)"), which has elected to be taxed as a corporation for United States federal income tax purposes. As such, Genco (USA) is subject to United States federal income tax on its worldwide net income, including the net income derived from providing these services. Genco (USA) has entered into a cost-sharing agreement with the Company and Genco Ship Management LLC, collectively Manco, pursuant to which Genco (USA) agrees to reimburse Manco for the costs incurred by Genco (USA) for the use of Manco's personnel and services in connection with the provision of the services for both Baltic Trading and MEP's vessels. Total revenue earned for these services during the year ended December 31, 2010 was $6,739, of which $5,490 eliminated upon consolidation. After allocation of certain expenses, there was taxable income of $3,913 associated with these activities for the year ended December 31, 2010. This resulted in estimated tax expense of $1,762 for the year ended December 31, 2010.

Deferred Revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues.

Comprehensive Income

The Company follows ASC Subtopic 220-10, "Comprehensive Income" ("ASC 220-10"), which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to the Company's interest rate swaps accounted for as hedges, as well as unrealized gains or losses associated with the Company's investments.

Nonvested Stock Awards

The Company follows ASC Subtopic 718-10, "Compensation—Stock Compensation" ("ASC 718-10") for nonvested stock issued under its equity incentive plan. Stock-based compensation costs from nonvested stock have been classified as a component of additional paid-in capital.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels, useful life of vessels and the fair value of derivative instruments. Actual results could differ from those estimates.

(U.S. dollars in thousands)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers, cash and cash equivalents, deposits on vessels and interest rate swap agreements. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned 100% of revenues from 33 customers in 2010, 23 customers in 2009 and 22 customers in 2008. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2010 and 2009.

For the year ended December 31, 2010 there were two customers that individually accounted for more than 10% of voyage revenues, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 29.26% and 11.43% of voyage revenues, respectively. For the year ended December 31, 2009, there were two customers that individually accounted for more than 10% of voyage revenues, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 30.77% and 13.61% of voyage revenues, respectively. For the year ended December 31, 2008, there were two customers that individually accounted for more than 10% of voyage revenues, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 27.79% and 14.64% of voyage revenues, respectively.

At December 31, 2010, the Company maintains all of its cash and cash equivalents with four financial institutions. None of the Company's cash and cash equivalent balances is covered by insurance in the event of default by these financial institutions.

Deposits on vessels are held in escrow accounts maintained by DnB NOR Bank ASA. None of the deposits on vessel balances are covered by insurance in the event of default by this financial institution.

At December 31, 2010, the Company has ten interest rate swap agreements with DnB NOR Bank ASA to manage interest costs and the risk associated with changing interest rates related to the 2007 Credit Facility. None of the interest rate swap agreements are covered by insurance in the event of default by this financial institution.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2010 and December 31, 2009 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

The fair value of the interest rate swaps is the estimated amount the Company would receive or have to pay in order to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities. See Note 13—Fair Value of Financial Instruments for additional disclosure on the fair values of long-term debt, convertible senior notes, derivative instruments, and AFS securities.

Derivative Financial Instruments

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. The Company uses pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis. Refer to Note 11—Interest Rate Swap Agreements for further information regarding the interest rate swaps held by the Company.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of AOCI.

For the interest rate swaps that are not designated as an effective hedge, the change in the value and the rate differential to be paid or received is recognized as other (expense) income and is listed as a component of other (expense) income in the Consolidated Statements of Operations.

Currency Risk Management

The Company currently holds an investment in Jinhui shares that are traded on the Oslo Stock Exchange. The Company utilized foreign currency forward contracts to protect its original investment from changing exchange rates through October 10, 2008 when the use of these contracts was discontinued due to the decline in the underlying value of Jinhui. Refer to Note 6—Investments for further information.

3—Segment Information

The Company determines its operating segments based on the information utilized by the chief operating decision maker to assess performance. Based on this information, the Company has two operating segments, GS&T and Baltic Trading. Both GS&T and Baltic Trading are engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T seeks to deploy its vessels on time charters, spot market-related time charters or in vessel pools trading in the spot market and Baltic Trading seeks to deploy its vessel charters in the spot market, which represents immediate chartering of a vessel, usually for single voyages, or employing vessels on spot market-related time charters. Segment results are evaluated based on net income. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements. Information about the Company's reportable segments for the years ended December 31, 2010, 2009 and 2008 are as follows:

The following table presents a reconciliation of total revenue from external customers for the Company's two operating segments to total consolidated revenue from external customers for the Company for the years ended December 31, 2010, 2009 and 2008.

	For the Years Ended December 31,		
	2010	2009	2008
Revenue from External Customers			
GS&T	**$421,618**	$379,531	$405,370
Baltic Trading	**32,559**	—	—
Total operating segments	**454,177**	379,531	405,370
Eliminating revenue	**(5,490)**	—	—
Total consolidated revenue from external customers	**$448,687**	$379,531	$405,370

The following table presents a reconciliation of total intersegment revenue, which eliminates upon consolidation, for the Company's two operating segments for the years ended December 31, 2010, 2009 and 2008. The intersegment revenue noted in the following table represents revenue earned by GS&T pursuant to the management agreement entered into with Baltic Trading, which includes commercial service fees, technical service fees and sale and purchase fees.

	For the Years Ended December 31,		
	2010	2009	2008
Intersegment Revenue			
GS&T	**$ 5,490**	$ —	$ —
Baltic Trading	**—**	—	—
Total operating segments	**5,490**	—	—
Eliminating revenue	**(5,490)**	—	—
Total consolidated revenue from intersegment revenue	**$ —**	$ —	$ —

The following table presents a reconciliation of total depreciation and amortization expense for the Company's two operating segments to total consolidated depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008. The eliminating depreciation and amortization expense noted in the following table consists of the elimination of intercompany transactions resulting from the depreciation expense associated with the 1% purchase fee due to GS&T from Baltic Trading pursuant to the Management Agreement. The 1% purchase fee is capitalized as part of vessel assets by Baltic Trading and is depreciated over the remaining life of the vessel, therefore the associated depreciation expense is eliminated upon consolidation.

	For the Years Ended December 31,		
	2010	2009	2008
Depreciation and Amortization			
GS&T	**$108,381**	$ 88,150	$ 71,395
Baltic Trading	**7,359**	—	—
Total operating segments	**115,740**	88,150	71,395
Eliminating depreciation and amortization	**(77)**	—	—
Total consolidated depreciation and amortization	**$115,663**	$ 88,150	$ 71,395

The following table presents a reconciliation of total interest expense for the Company's two operating segments to total consolidated interest expense for the years ended December 31, 2010, 2009 and 2008. There is no eliminating interest expense as the interest incurred by each operating segment is related to each operating segment's own debt facilities.

	For the Years Ended December 31,		
	2010	2009	2008
Interest Expense			
GS&T	**$ 70,495**	$ 61,796	$ 52,589
Baltic Trading	**2,155**	—	—
Total operating segments	**72,650**	61,796	52,589
Eliminating interest expense	**—**	—	—
Total consolidated interest expense	**$ 72,650**	$ 61,796	$ 52,589

The following table presents a reconciliation of total net income for the Company's two operating segments to total consolidated net income for the years ended December 31, 2010, 2009 and 2008. The eliminating net income noted in the following table consists of the elimination of intercompany transactions resulting from revenue earned by GS&T and expenses incurred by Baltic Trading pursuant to the management agreement between the two companies as well as dividends received by GS&T from Baltic Trading for its Class B shares of Baltic Trading.

	For the Years Ended December 31,		
	2010	2009	2008
Net Income			
GS&T	**$144,679**	$148,624	$ 86,580
Baltic Trading	**8,322**	—	—
Total operating segments	**153,001**	148,624	86,580
Eliminating net income	**(5,592)**	—	—
Total consolidated net income	**$147,409**	$148,624	$ 86,580

(U.S. dollars in thousands)

The following table presents a reconciliation of total assets for the Company's two operating segments to total consolidated net assets as of December 31, 2010 and December 31, 2009. The eliminating assets noted in the following table consists of the elimination of intercompany transactions resulting from the capitalization of fees paid to GS&T by Baltic Trading as vessel assets as well as the outstanding receivable balance due to GS&T from Baltic Trading as of December 31, 2010.

	December 31,	
	2010	2009
Total Assets		
GS&T	$2,792,056	$2,336,802
Baltic Trading	396,154	—
Total operating segments	3,188,210	2,336,802
Eliminating assets	(5,502)	—
Total consolidated assets	$3,182,708	$2,336,802

The following table presents a reconciliation of total expenditures for vessel purchases, including vessel deposits, for the Company's two operating segments to total consolidated expenditures for vessel purchases, including vessel deposits, for the years ended December 31, 2010, 2009 and 2008. The eliminating expenditures for vessels noted in the following table consists primarily of the elimination of the 1% purchase fees due to GS&T from Baltic Trading pursuant to the Management Agreement which were paid by Baltic Trading to GS&T as of December 31, 2010.

	For the Years Ended December 31,		
	2010	2009	2008
Expenditures for Vessels			
GS&T	$597,908	$287,637	$513,834
Baltic Trading	389,758	—	—
Total operating segments	987,666	287,637	513,834
Eliminating expenditures for vessels	(2,761)	—	—
Total consolidated expenditures for vessels	$984,905	$287,637	$513,834

4—Cash Flow Information

As of December 31, 2010, the Company had ten interest rate swaps, which are described and discussed in Note 11—Interest Rate Swap Agreements. The fair value of all ten of the swaps is in a liability position of $43,297, $4,417 of which is a current liability, as of December 31, 2010. At December 31, 2009, eight swaps were in a liability position of $44,139 and two swaps were in an asset position of $2,108.

For the year ended December 31, 2010, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $3,979 for the purchase of vessels, $38 associated with deposits on vessels and $60 for the purchase of other fixed assets. Additionally, for the year ended December 31, 2010, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $204 associated with deferred financing fees, $51 associated with issuance costs related to the concurrent stock offering and issuance of Convertible Senior Notes completed on July 27, 2010 and $1 associated with dividend payments due to Peter Georgiopoulos, Chairman of the Board of Directors. Also, for the year ended December 31, 2010, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in prepaid expenses and other current assets as of December 31, 2010 consisting of $22 interest receivable associated with deposits on vessels.

For the year ended December 31, 2009, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $630 for the purchase of vessels and $87 for the purchase of other fixed assets. Additionally, for the year ended December 31, 2009, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $483 associated with deferred registration costs for Baltic Trading.

For the year ended December 31, 2009, the Company made a non-cash reclassification of $90,555 from deposits on vessels to vessels due to the completion of the purchases of the Genco Commodus, Genco Maximus and Genco Claudius. For the year ended December 31, 2008, the Company made a non-cash reclassification of $60,128 from deposits on vessels to vessels due to the completion of the purchases of the Genco Champion, Genco Constantine and Genco Hadrian. No such reclassifications were made during the year ended December 31, 2010.

For the year ended December 31, 2008, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $473 for the purchase of vessels and $337 associated with deposits on vessels. Additionally, for the year ended December 31, 2008, the Company had items in prepaid expenses and other current assets consisting of $3,524 which had reduced the deposits on vessels.

During the years ended December 31, 2010, 2009 and 2008, cash paid for interest, net of amounts capitalized, was $64,281, $58,188, and $47,885 respectively.

During the years ended December 31, 2010, 2009 and 2008, cash paid for estimated income taxes was $1,995, $0, and $0 respectively.

On March 5, 2010 and December 21, 2010, the Board of Directors approved grants of 75,000 and 200,000 shares, respectively, of nonvested common stock to Peter Georgiopoulos, Chairman of the Board. The fair value of such nonvested stock was $1,718 and $2,930, respectively. Additionally, on May 13, 2010, the Company made grants of nonvested common stock under the Genco Shipping & Trading Limited 2005 Equity Incentive Plan in the amount of 15,000 shares to directors of the Company. The fair value of such nonvested stock was $331. Lastly, on December 21, 2010, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $3,291.

On July 24, 2009, the Company made grants of nonvested common stock under the Genco Shipping and Trading Limited 2005 Equity Incentive Plan in the amount of 15,000 shares to directors of the Company. The fair value of such nonvested stock was $374. On December 27, 2009, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $2,648.

On January 10, 2008 and December 24, 2008 the Board of Directors approved grants of 100,000 and 75,000 shares, respectively, of nonvested common stock to Peter Georgiopoulos, Chairman of the Board. The fair value of such nonvested stock was $4,191 and $905, respectively. Additionally, on February 13, 2008 and July 24, 2008 the Company made grants of nonvested common stock under the Genco Shipping & Trading Limited 2005 Equity Incentive Plan in the amount of 12,500 and 15,000 shares, respectively, to directors of the Company. The fair value of such nonvested stock was $689 and $938, respectively. Lastly, on December 24, 2008 the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $1,448.

On March 10, 2010, 358,000 and 108,000 shares of Baltic Trading's nonvested common stock were granted to Peter Georgiopoulos, Chairman of the Board, and John Wobensmith, Baltic Trading's President and Chief Financial Officer, respectively, which were approved by the Board of Directors on such date. The fair value of such nonvested stock was $6,524 based on the IPO price of $14.00 per share. Both of these grants of nonvested common stock will vest ratably in four annual installments commencing on the first anniversary of the closing of the Company's IPO, March 15, 2010. Additionally, on March 15, 2010, the Company made grants of nonvested common stock in the amount of 12,500 shares to directors of the Company. The fair value of such nonvested stock was $175 based on the IPO price of $14.00 per share. These grants will vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which is expected to be held in May 2011. Lastly, on December 24, 2010, 80,000 and 25,000 shares of nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively, which were approved by the Board of Directors on such date. The fair value of such nonvested stock was $1,118. Both of these grants of nonvested common stock will vest ratably on each of the four anniversaries of November 15, 2011. All of the aforementioned grants of nonvested common stock were made under the Baltic Trading Limited 2010 Equity Incentive Plan.

5—Vessel Acquisitions and Dispositions

On June 24, 2010, GS&T executed a Master Agreement with Bourbon SA ("Bourbon") under which GS&T is to purchase 16 drybulk vessels, including two newbuildings, for an aggregate price of $545,000. Total vessel deposits of $54,500 were made during the second quarter of 2010. There is only one remaining vessel to purchase which is subject to the completion of customary additional documentation and closing conditions. Additionally, upon the delivery of each vessel, GS&T records a commission due to its financial advisor equivalent to 1% of the purchase price of the vessel and which is included as a component of the vessel asset. GS&T intends to retain 13 of the 16 vessels, 12 of which were delivered to GS&T in the third quarter of 2010, with the remaining vessel scheduled to be delivered in the first quarter of 2011. Refer to Note 1—General Information for a listing of the vessel delivery dates. GS&T has elected not to retain three of the 16 vessels, including one newbuilding. Therefore, upon delivery of these vessels during the year ended December 31, 2010, GS&T immediately resold them upon delivery based on GS&T's aggregate purchase price of approximately $106,555 to MEP, a related party, including the 1% commission fee noted above. GS&T entered into definitive agreements with MEP for this purpose. One of the vessels was sold to MEP during the third quarter of 2010 for $36,562 and two of the vessels were sold to MEP during the fourth quarter of 2010 for a total of $69,993, each of which included the 1% commission fee noted above. GS&T has financed the acquisition of these vessels, excluding the MEP vessels, using bank debt for approximately 60% of the purchase price, cash on hand, and proceeds from its concurrent offerings of common stock and 5.00% Convertible Senior Notes due August 15, 2015, which were completed on July 27, 2010. Refer to Note 10—Convertible Senior Notes for further details.

On June 3, 2010, GS&T entered into an agreement to purchase five Handysize drybulk vessels, including four newbuildings, from companies within the Metrostar Management Corporation group of companies ("Metrostar") for an aggregate purchase price of $166,250. Total vessel deposits of $16,625 were made during the second quarter of 2010. The remaining purchases are subject to the completion of customary documentation and closing conditions. Two of the vessels were delivered during the third quarter of 2010. The Genco Ocean, a newbuilding Handysize vessel, was delivered on July 26, 2010 and the Genco Bay, a 2010 built Handysize vessel, was delivered on August 24, 2010. The remaining three vessels are expected to be delivered to the Company between May and November 2011. Four of the five vessels are secured on long-term time charters, each of which includes a minimum and maximum base rate as well as profit-sharing components, with Cargill International S.A. The remaining vessel is secured on a spot market-related time charter with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the Baltic Handysize Index ("BHSI"), an index published by The Baltic Dry Index. GS&T plans to finance the acquisition of the remaining vessels using operating cash as well as the $100,000 secured term loan facility which was entered into on August 12, 2010 and proceeds from its recent concurrent offerings of common stock and convertible notes. Refer to Note 10—Convertible Senior Notes.

On June 3, 2010, Baltic Trading entered into an agreement to purchase three Handysize drybulk vessels, including one newbuilding, from Metrostar for an aggregate purchase price of $99,750. Total vessel deposits of $9,975 were made during the second quarter of 2010. Two of the vessels were delivered during August 2010. The Baltic Wind, a 2009 built Handysize vessel, was delivered on August 4, 2010 and the Baltic Cove, a 2010 built Handysize vessel, was delivered on August 23, 2010. The remaining vessel, the Baltic Breeze, a newbuilding, was delivered during the fourth quarter of 2010 on October 12, 2010. All three vessels are secured on spot market-related time charters with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the BHSI.

On February 19, 2010, Baltic Trading entered into agreements with subsidiaries of an unaffiliated third-party seller to purchase four 2009 built Supramax drybulk vessels for an aggregate price of $140,000. Total vessel deposits of $14,000 were made during the first quarter of 2010 and the remaining payment of $126,000 was made upon delivery of the vessels during the second quarter of 2010. These four vessels, the Baltic Leopard, Baltic Panther, Baltic Cougar, and Baltic Jaguar, were delivered during the second quarter of 2010.

(U.S. dollars in thousands)

On February 22, 2010, Baltic Trading also entered into agreements with subsidiaries of another unaffiliated third-party seller to purchase two Capesize drybulk vessels for an aggregate price of $144,200. The Baltic Wolf was delivered on October 14, 2010 and the Baltic Bear was delivered on May 14, 2010. Total vessel deposits of $21,540 were made during the first quarter of 2010 and the remaining payment for the Baltic Bear of $65,700 and the Baltic Wolf of $56,960 were made upon delivery of the vessels during the second quarter and fourth quarter of 2010, respectively.

During 2009, the Company completed the acquisition of the Genco Commodus, Genco Maximus and Genco Claudius, respectively. In July 2007, the Company entered into an agreement to acquire nine Capesize vessels from Metrostar for a net purchase price of $1,111,000, consisting of the value of the vessels and the liability for the below market time charter contracts acquired. The Company completed the acquisition of these vessels during 2009.

On June 16, 2008 the Company agreed to acquire six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Primebulk Navigation Ltd., for an aggregate purchase price of $530,000. On November 3, 2008, the Company agreed to cancel the acquisition of these six drybulk newbuildings. As part of the agreement, the selling group retained the deposits totaling $53,000 plus the interest earned on such deposits for the six vessels, comprised of three Capesize and three Handysize vessels. This transaction resulted in a charge in the fourth quarter of 2008 to the Company's income statement of $53,765 related to the forfeiture of these deposits. This amount included $53,213, which was recorded in Deposits on vessels and included net capitalized interest, approximately $546 of interest income receivable which was recorded as part of Prepaid expenses and other current assets, and $6 of other expenses. Additionally, on May 9, 2008, the Company agreed to acquire three 2007 built vessels, consisting of two Panamax vessels and one Supramax vessel, from Bocimar International N.V. and Delphis N.V. for an aggregate purchase price of approximately $257,000 which were all acquired during 2008.

On February 26, 2008, the Company completed the sale of the Genco Trader. The Company realized a net gain of approximately $26,227 and had net proceeds of $43,084 from the sale of the vessel in the first quarter of 2008. The Company had previously reached an agreement, on October 2, 2007, to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd. for $44,000 less a 2% brokerage commission payable to a third party.

On January 2, 2008, the Company completed the acquisition of the Genco Champion, the last vessel acquired from affiliates of Evalend Shipping Co. S.A. On August 10 and August 13, 2007, the Company had agreed to acquire six drybulk vessels (three Supramax and three Handysize) from affiliates of Evalend Shipping Co. S.A. for a net purchase price of $336,000, consisting of the value of the vessels and the liability for the below market time charter contract acquired. The Company completed the acquisition of all six of the vessels, the Genco Champion, Genco Predator, Genco Warrior, Genco Hunter, Genco Charger, and Genco Challenger, during 2008.

On October 2, 2007, the Company reached an agreement to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. The Company recorded a net gain of $26,227 from the sale of the vessel in the first quarter of 2008.

Refer to Note 1—General Information for a listing of the vessels for which GS&T and Baltic Trading have entered into agreements to purchase as noted herein.

Two of the Supramax vessels acquired from Bourbon and two of the Handysize vessels acquired from Metrostar during the third quarter of 2010 by GS&T had existing below market time charters at the time of the acquisitions. During the year ended December 31, 2010, GS&T recorded a liability for time charters acquired of $2,146 which is being amortized as an increase to voyage revenues during the remaining term of each respective time charter. There were no vessels acquired during the year ended December 31, 2009 that had existing time charters. Below market time charters, including those acquired during previous years, were amortized as an increase in revenue in the amount of $4,560, $18,975 and $22,447 for the years ended December 31, 2010, 2009 and 2008, respectively. The remaining unamortized fair market value of time charter acquired at December 31, 2010 and December 31, 2009 is $2,197 and $4,611, respectively. This balance will be amortized into revenue over a weighted average period of 1.57 years and will be amortized as follows: $1,519 for 2011, $544 for 2012 and $134 for 2013. The 2008 amortization amount includes the accelerated amortization of the unamortized fair market value of the time charter acquired related to the Genco Cavalier as a result of the charterer of the vessel going bankrupt.

Capitalized interest expense associated with newbuilding contracts for the years ended December 31, 2010, 2009 and 2008 was $446, $1,473 and $5,778, respectively.

6—Investments

The Company holds an investment in the capital stock of Jinhui. Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as AFS and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of AOCI. At December 31, 2010 and December 31, 2009, the Company held 16,335,100 shares of Jinhui capital stock which is recorded at its fair value of $54,714 and $72,181, respectively, based on the closing price on December 30, 2010 and December 30, 2009.

During the fourth quarter of 2008, the Company reviewed the investment in Jinhui for indicators of other-than-temporary impairment in accordance with ASC 320-10. Based on this review, the Company deemed the investment in Jinhui to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus its cost basis. As a result, during the fourth quarter of 2008, the Company recorded a $103,892 impairment charge. As a result of the other-than-temporary impairment, the new cost basis of this investment is approximately $1.03 per share, the value of the investment at December 31, 2008. The Company reviews the investment in Jinhui for impairment on a quarterly basis. There were no impairment charges recognized during the years ended December 31, 2010 and 2009.

The unrealized gain for the Jinhui capital stock remains a component of AOCI since this investment is designated as an AFS security.

Refer to Note 12—Accumulated Other Comprehensive (Loss) Income for a breakdown of the components of AOCI.

During 2008 the gain (loss) associated with the use of short-term forward currency contracts held during the year which were accounted for as fair value hedges is included as a component of other (expense) income and is offset by a reclassification from AOCI for the hedged portion of the currency gain (loss) on investment.

7—Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the vesting of nonvested stock awards (refer to Note 21—Nonvested Stock Awards), for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive. Of the 809,087 nonvested shares outstanding at December 31, 2010 (refer to Note 21—Nonvested Stock Awards), 562,150 shares are anti-dilutive. The Company's diluted earnings per share will also reflect the assumed conversion under the Company's convertible debt if the impact is dilutive under the "if converted" method. The impact of the convertible debt is excluded from the computation of diluted earnings per share when interest expense per common share obtainable upon conversion is greater than basic earnings per share.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Years Ended December 31,		
	2010	2009	2008
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	**32,987,449**	31,295,212	30,290,016
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	**32,987,449**	31,295,212	30,290,016
Dilutive effect of convertible notes	**2,760,693**	—	—
Dilutive effect of restricted stock awards	**143,231**	149,851	162,834
Weighted average common shares outstanding, diluted	**35,891,373**	31,445,063	30,452,850

The following table sets forth a reconciliation of the net income attributable to GS&T and the net income attributable to GS&T for diluted earnings per share under the "if-converted" method:

	Years Ended December 31,		
	2010	2009	2008
Net income attributable to GS&T	**$141,243**	$148,624	$86,580
Interest expense related to convertible notes	**4,657**	—	—
Net income attributable to GS&T for the computation of diluted earnings per share	**$145,900**	$148,624	$86,580

8—Related Party Transactions

The following are related party transactions not disclosed elsewhere in these consolidated financial statements:

The Company makes available employees performing internal audit services to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board. For the years ended December 31, 2010, 2009 and 2008, the Company invoiced $200, $162 and $175, respectively, to GMC which includes time associated with such internal audit services. During 2009, the amount invoiced of $162 included $4 of office expenses. Additionally, during the years ended December 31, 2010, 2009 and 2008, the Company incurred travel and other related expenditures totaling $336, $139 and $337, respectively, reimbursable to GMC or its service provider. For the year ended December 31, 2010, 2009 and 2008 approximately $0, $0 and $9 of these travel expenditures were paid from the gross proceeds received from the May 2008 equity offering and as such were included in the determination of net proceeds. At December 31, 2010, the amount due to GMC from the Company was $74. At December 31, 2009, the amount due to the Company from GMC was $41.

During the years ended December 31, 2010, 2009 and 2008, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $390, $80, and $99, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2010 and 2009, $234 and $3, respectively, was outstanding to Constantine Georgiopoulos.

During the year ended December 31, 2010, the Company utilized the services of North Star Maritime, Inc. ("NSM") which is owned and operated by one of GS&T's directors, Rear Admiral Robert C. North, USCG (ret.). NSM, a marine industry consulting firm, specializes in international and domestic maritime safety, security and environmental protection issues. NSM billed $12 for services rendered during the year ended December 31, 2010. There were no services rendered from NSM during 2009 and 2008. There are no amounts due to NSM at December 31, 2010 and 2009.

(U.S. dollars in thousands)

During 2009 and 2010, GS&T and Baltic Trading, respectively, entered into agreements with Aegean Marine Petroleum Network, Inc. ("Aegean") to purchase lubricating oils for certain vessels in the their fleets. Peter C. Georgiopoulos, Chairman of the Board of the Company, is Chairman of the Board of Aegean. During the years ended December 31, 2010 and 2009, Aegean supplied lubricating oils to the Company's vessels aggregating $1,457 and $230, respectively. At December 31, 2010 and 2009, $302 and $226 remained outstanding, respectively. There were no purchases of lubricating oils made from Aegean during 2008.

During the year ended December 31, 2010, the Company invoiced MEP for technical services provided and expenses paid on MEP's behalf aggregating $108,982. This amount also included the purchase of three Bourbon vessels on MEP's behalf (Refer to Note 5—Vessel Acquisitions and Dispositions). MEP is managed by a company owned by Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2010 and 2009, $57 and $0, respectively, was due to the Company from MEP. Total service revenue earned by the Company for technical services provided to MEP for the year ended December 31, 2010 was $1,249.

9—Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2010	2009
2007 Credit Facility	$1,277,000	$1,327,000
$100 Million Term Loan Facility	38,880	—
$253 Million Term Loan Facility	226,809	—
2010 Baltic Trading Credit Facility	101,250	—
Less: Current portion	(71,841)	(50,000)
Long-term debt	$1,572,098	$1,277,000

2007 Credit Facility

On July 20, 2007, the Company entered into a credit facility with DnB Nor Bank ASA (the "2007 Credit Facility") for the purpose of acquiring nine Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB Nor Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, and these two facilities have accordingly been terminated. As of December 31, 2010 and 2009, $1,277,000 and $1,327,000 was outstanding under the 2007 Credit Facility. The maximum amount that may be borrowed under the 2007 Credit Facility at December 31, 2010 is $1,277,000. As of December 31, 2010, the Company has utilized its maximum borrowing capacity under the 2007 Credit Facility.

On January 26, 2009, the Company entered into an amendment to the 2007 Credit Facility (the "2009 Amendment") which implemented the following modifications to the terms of the 2007 Credit Facility:

- Compliance with the existing collateral maintenance financial covenant was waived effective for the year ended December 31, 2008 and until the Company can represent that it is in compliance with all of its financial covenants and is otherwise able to pay a dividend and purchase or redeem shares of common stock under the terms of the Credit Facility in effect before the 2009 Amendment. With the exception of the collateral maintenance financial covenant, the Company believes that it is in compliance with its financial covenants under the 2007 Credit Facility. The Company's cash dividends and share repurchases were suspended until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant.
- The total amount of the 2007 Credit Facility is subject to quarterly reductions of $12,500 beginning March 31, 2009 through March 31, 2012 and quarterly reductions of $48,195 beginning July 20, 2012 and thereafter until the maturity date. A final payment of $250,600 will be due on the maturity date.
- The Applicable Margin to be added to the London Interbank Offered Rate to calculate the rate at which the Company's borrowings bear interest is 2.00% per annum (the "Applicable Margin").
- The commitment commission payable to each lender is 0.70% per annum of the daily average unutilized commitment of such lender.

Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed if available under the 2007 Credit Facility. The 2007 Credit Facility has a maturity date of July 20, 2017.

Loans made under the 2007 Credit Facility may be and have been used for the following:

- up to 100% of the en bloc purchase price of $1,111,000 for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from Metrostar;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206,233;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77,000;
- possible acquisitions of additional drybulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the credit facility;
- up to $50,000 of working capital; and
- the issuance of up to $50,000 of standby letters of credit. At December 31, 2010 and 2009, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages on 35 of the Company's existing vessels and any new vessels financed with the 2007 Credit Facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances on the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the 2007 Credit Facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired. The other collateral described above was pledged, as required, within 30 days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin which was 0.85% per annum. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00%. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter. Effective January 26, 2009, due to the 2009 Amendment, the rate increased to 0.70% per annum of the daily average unutilized commitment of such lender.

The 2007 Credit Facility includes the following financial covenants which apply to the Company and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA ratio to be no greater than 5.5:1.0.
- Cash and cash equivalents must not be less than $500 per mortgaged vessel.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth, as defined in the 2007 Credit Facility, must be no less than $263,300 plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offerings completed in October 2007 and May 2008, consolidated net worth must be no less than $590,750.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the credit facility plus all letters of credit outstanding; the Company has a 30 day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding. This covenant was waived effective for the year ended December 31, 2008 and indefinitely until the Company can represent that it is in compliance with all of its financial covenants as per the 2009 Amendment as described above.

As of December 31, 2010, the Company believes it is in compliance with all of the financial covenants under its 2007 Credit Facility, as amended, with the exception of the collateral maintenance financial covenant, which has been waived as discussed above.

On June 18, 2008, the Company entered into an amendment to the 2007 Credit Facility allowing the Company to prepay vessel deposits to give the Company flexibility in refinancing potential vessel acquisitions.

Due to refinancing of the 2007 Credit Facility as a result of entering into the 2009 Amendment, the Company incurred a non-cash write-off of unamortized deferred financing costs in the amount of $1,921 associated with capitalized costs related to prior amendments and this charge was reflected in interest expense in the fourth quarter of 2008.

The following table sets forth the repayment of the outstanding debt of $1,277,000 at December 31, 2010 under the 2007 Credit Facility, as amended:

Period Ending December 31,	Total
2011	$ 50,000
2012	108,890
2013	192,780
2014	192,780
2015	192,780
Thereafter	539,770
Total debt	$1,277,000

$100 Million Term Loan Facility

On August 12, 2010, the Company entered into a $100,000 secured term loan facility ("$100 Million Term Loan Facility"). Crédit Agricole Corporate and Investment Bank, which is also acting as Agent and Security Trustee; and Crédit Industriel et Commercial; and Skandinaviska Enskilda Banken AB (publ) are the lenders under the facility. The Company has used or intends to use the $100 Million Term Loan Facility to fund or refund to the Company a portion of the purchase price of the acquisition of five vessels from Metrostar (Refer to Note 5—Vessel Acquisitions and Dispositions). Under the terms of the facility, the $100 Million Term Loan Facility will be drawn down in five equal tranches of $20,000 each, with one tranche per vessel. The $100 Million Term Loan Facility has a final maturity date of seven years from the date of the first drawdown, or August 17, 2017, and borrowings under the facility bear interest at LIBOR for an interest period of one, three or six months (as elected by the Company), plus 3.00% per annum. A commitment fee of 1.35% is payable on the undrawn committed amount of the $100 Million Term Loan Facility, which began accruing on August 12, 2010. Borrowings are to be repaid quarterly, with the outstanding principal amortized on a 13-year profile, with any outstanding amount under the $100 Million Term Loan Facility to be paid in full on the final maturity date. Repaid amounts are no longer available and cannot be

(U.S. dollars in thousands)

reborrowed. Borrowings under the $100 Million Term Loan Facility are secured by liens on the five Metrostar vessels purchased by GS&T and other related assets. Certain of the Company's wholly-owned ship-owning subsidiaries, each of which own or will own one of the five Metrostar vessels, will act as guarantors under the $100 Million Term Loan Facility.

As of December 31, 2010, two drawdowns of $20,000 each had been made for the deliveries of the Genco Ocean and Genco Bay. These drawdowns were made on August 17, 2010 and August 23, 2010, respectively. During the year ended December 31, 2010, total required repayments of $1,120 were made. As of December 31, 2010, total availability under the $100 Million Term Loan Facility was $60,000.

The $100 Million Term Loan Facility requires the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, interest coverage and dividends; minimum working capital requirements; collateral maintenance requirements; and other covenants, most of which are in principle and calculation similar to the Company's covenants under the existing 2007 Credit Facility, except for the minimum cash requirement, which is $750 per mortgaged vessel under this facility. The $100 Million Term Loan Facility includes usual and customary events of default and remedies for facilities of this nature. Availability of each tranche of the $100 Million Term Loan Facility is subject to the acquisition of each of the five vessels from Metrostar and other conditions and documentation relating to the collateral securing the credit facility.

The Company believes it is in compliance with all of the financial covenants under the $100 Million Term Loan Facility as of December 31, 2010.

The following table sets forth the repayment of the outstanding debt of $38,880 at December 31, 2010 under the $100 Million Term Loan Facility:

Period Ending December 31,	Total
2011	$ 3,077
2012	3,077
2013	3,077
2014	3,077
2015	3,077
Thereafter	23,495
Total debt	$38,880

$253 Million Term Loan Facility

On August 20, 2010, the Company entered into a $253,000 senior secured term loan facility ("$253 Million Term Loan Facility"). BNP Paribas; Crédit Agricole Corporate and Investment Bank; DVB Bank SE; Deutsche Bank AG Filiale Deutschlandgeschäft, who is also acting as Security Agent and Bookrunner; and Skandinaviska Enskilda Banken AB (publ) are Lenders and Mandated Lead Arrangers under the facility. Deutsche Bank Luxembourg S.A. is acting as Agent under the facility, and Deutsche Bank AG and all of the Lenders other than Deutsche Bank AG Filiale Deutschlandgeschäft are acting as Swap Providers under the facility. The Company has used or intends to use the $253 Million Term Loan Facility to fund a portion of the purchase price of the acquisition of 13 vessels from affiliates of Bourbon. Under the terms of the facility, the $253 Million Term Loan Facility will be drawn down in 13 tranches in amounts based on the particular vessel being acquired, with one tranche per vessel. The $253 Million Term Loan Facility has a maturity date of August 14, 2015 and borrowings under the $253 Million Term Loan Facility bear interest, as elected by the Company, at LIBOR for an interest period of three or six months, plus 3.00% per annum. A commitment fee of 1.25% is payable on the undrawn committed amount of the $253 Million Term Loan Facility, which began accruing on August 20, 2010. Borrowings are to be repaid quarterly with outstanding principal amortized on a per vessel basis and any outstanding amount under the $253 Million Term Loan Facility to be paid in full on the maturity date. Repaid amounts are no longer available and cannot be reborrowed. Borrowings under the $253 Million Term Loan Facility are secured by liens on the Bourbon vessels and other related assets. Certain of the Company's wholly-owned ship-owning subsidiaries, each of which owns or will own one of the Bourbon vessels, will act as guarantors under the credit facility.

As of December 31, 2010, total drawdowns of $231,500 have been made under the $253 Million Term Loan Facility to fund or refund to the Company a portion of the purchase price of the 12 Bourbon vessels delivered during the third quarter of 2010. Refer to Note 5—Vessel Acquisitions and Dispositions for a listing of the vessels delivered. Total required debt repayments of $4,691 were made during the year ended December 31, 2010. As of December 31, 2010, total availability under the $253 Million Term Loan Facility was $21,500.

The $253 Million Term Loan Facility requires the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage; dividends; collateral maintenance requirements; and other covenants, most of which are in principle and calculation similar to our covenants under the existing 2007 Credit Facility, except for the minimum cash requirement, which is $750 per mortgaged vessel under this facility. As of December 31, 2010, the Company had deposited $9,000 that has been reflected as restricted cash at December 31, 2010. Restricted cash will be released only if the underlying collateral is sold or disposed of. The $253 Million Term Loan Facility includes usual and customary events of default and remedies for facilities of this nature. Availability of each tranche of the $253 Million Term Loan Facility will be subject to the delivery of each vessel from Bourbon and other conditions and documentation relating to the collateral securing the $253 Million Term Loan Facility.

The Company believes it is in compliance with all of the financial covenants under the $253 Million Term Loan Facility as of December 31, 2010.

The following table sets forth the repayment of the outstanding debt of $226,809 at December 31, 2010 under the $253 Million Term Loan Facility:

Period Ending December 31,	Total
2011	$ 18,764
2012	18,764
2013	18,764
2014	18,764
2015	151,753
Total debt	$226,809

2008 Term Facility

On September 4, 2008, the Company executed a Credit Agreement and other definitive documentation for its $320 million credit facility (the "2008 Term Facility"). The 2008 Term Facility was underwritten by Nordea Bank Finland Plc, New York Branch, who served as Administrative Agent, Bookrunner, and Collateral Agent; Bayerische Hypo- und Vereinsbank AG, who served as Bookrunner; DnB NOR Bank ASA; Sumitomo Mitsui Banking Corporation, acting through its Brussels Branch; and Deutsche Schiffsbank Akteingesellschaft. DnB NOR Bank ASA underwrote the Company's existing 2007 Credit Facility and served under that facility as Administrative Agent and Collateral Agent.

Under the 2008 Term Facility, subject to the conditions set forth in the Credit Agreement, the Company was able to borrow an amount up to $320 million. Amounts borrowed and repaid under the 2008 Term Facility could not be reborrowed. The 2008 Term Facility had a maturity date on the earlier of the fifth anniversary of the initial borrowing date under the facility or December 31, 2013.

Loans made under the 2008 Term Facility were able to be used to fund or refund to the Company the acquisition costs of six drybulk newbuildings, consisting of three Capesize and three Handysize vessels, which the Company agreed on June 16, 2008 to acquire from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Prime Bulk Navigation Ltd.

The terms of the 2008 Term Facility provide that it was to be cancelled upon a cancellation of the acquisition contracts for the six vessels described above. As such, the 2008 Term Facility was cancelled effective November 4, 2008 upon the cancellation of the acquisition of six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Primebulk Navigation Ltd., for an aggregate purchase price of $530,000. Cancellation of the facility resulted in a charge in the fourth quarter of 2008 to interest expense of $2,191 associated with unamortized deferred financing costs.

2010 Baltic Trading Credit Facility

On April 16, 2010, Baltic Trading entered into a $100,000 senior secured revolving credit facility with Nordea Bank Finland Plc, acting through its New York branch. (the "2010 Baltic Trading Credit Facility") An amendment to the 2010 Baltic Trading Credit Facility was entered into by Baltic Trading effective November 30, 2010. This amendment increased the commitment amount of the 2010 Baltic Trading Credit Facility from $100,000 to $150,000 and amounts borrowed will bear interest at LIBOR plus a margin of 3.00% as compared to 3.25% under the original facility. The term of the 2010 Baltic Trading Credit Facility was extended to six years from the previous 3.5 years and will now mature on November 30, 2016 as compared to April 16, 2014 previously. A commitment fee of 1.25% per annum is payable on the unused daily portion of the 2010 Baltic Trading Credit Facility, which began accruing on March 18, 2010 under the terms of the commitment letter entered into on February 25, 2010. In connection with the commitment letter entered on February 25, 2010, Baltic Trading paid an upfront fee of $313. Additionally, upon executing the original 2010 Baltic Trading Credit Facility, Baltic Trading paid the remaining upfront fee of $938, for total fees of $1,250. In connection with the amendment to the 2010 Credit Facility effective November 30, 2010, Baltic Trading paid an upfront fee of $1,350. Of the total facility amount of $150,000, $25,000 is available for working capital purposes. As of December 31, 2010, total available working capital borrowings were $23,500 as $1,500 was drawn down during the year ended December 31, 2010 for working capital purposes. As of December 31, 2010, $48,750 remained available under the 2010 Credit Facility as total drawdowns of $101,250 were made to fund the purchase of the Baltic Wind, Baltic Cove and Baltic Breeze. Refer to Note 5—Vessel Acquisitions and Dispositions for further information regarding these vessel deposits and acquisitions.

Baltic Trading intends to use the 2010 Baltic Trading Credit Facility primarily for bridge financing for future vessel acquisitions. Pursuant to the amended 2010 Baltic Trading Credit Facility, the total commitment of $150,000 will be reduced in 11 consecutive semi-annual reductions of $5,000 commencing on the six month anniversary of the effective date, or May 31, 2011. On the maturity date, November 30, 2016, the total commitment will reduce to zero and all borrowing must be repaid in full by Baltic Trading.

Borrowings under the 2010 Baltic Trading Credit Facility are secured by liens on Baltic Trading's initial vessels and other related assets. Borrowings under the facility are subject to the delivery of security documents with respect to Baltic Trading's initial vessels. Baltic Trading's subsidiaries owning the initial vessels act as guarantors under the 2010 Baltic Trading Credit Facility.

All amounts owing under the 2010 Baltic Trading Credit Facility are also secured by the following:

- cross-collateralized first priority mortgages of each of Baltic Trading's initial vessels;
- an assignment of any and all earnings of Baltic Trading's initial vessels; and
- an assignment of all insurance on the mortgaged vessels.

The 2010 Baltic Trading Credit Facility requires Baltic Trading to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of Baltic Trading's initial vessels; restrictions on consolidations, mergers or sales of assets; restrictions on changes in the Manager of Baltic Trading's initial vessels (or acceptable replacement vessels); limitations on changes to the Management Agreement between Baltic Trading and GS&T; limitations on liens; limitations on additional indebtedness; restrictions on paying dividends; restrictions on transactions with affiliates; and other customary covenants.

The amended 2010 Baltic Trading Credit Facility includes the following financial covenants which apply to Baltic Trading and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter:

- Cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $5,000 during the first year following the amendment, or until November 30, 2011. Beginning December 1, 2010, cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $750 per vessel for all vessels in Baltic Trading's fleet.

(U.S. dollars in thousands)

- Consolidated net worth must not be less than (i) $232,796 plus (ii) 50% of the value of any subsequent primary equity offerings of Baltic Trading.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 140% of the aggregate outstanding principal amount under the 2010 Baltic Trading Credit Facility.

Under the 2010 Baltic Trading Credit Facility, Baltic Trading is not permitted to make loans to GS&T or Genco Investments LLC if an event of default existed at the time of the loan or could be reasonably expected to result there from. In addition, Baltic Trading would not be permitted under the facility to declare or pay dividends to its shareholders (including Genco Investments LLC) if an event of default existed at the time of payment or would be caused thereby. As of December 31, 2010, to remain in compliance with a net worth covenant in the facility, Baltic Trading needs to maintain a net worth of $232,796 after the payment of any dividends.

The Company believes it is in compliance with all of the financial covenants under the 2010 Baltic Trading Credit Facility as of December 31, 2010.

The following table sets forth the repayment of the outstanding debt of $101,250 at December 31, 2010 under the 2010 Baltic Trading Credit Facility:

Period Ending December 31,	Total
2011	$ —
2012	—
2013	—
2014	—
2015	1,250
Thereafter	100,000
Total debt	$101,250

Interest Rates

The following table sets forth the effective interest rate associated with the interest expense for the Company's debt facilities noted above, including the rate differential between the pay fixed receive variable rate on the interest rate swap agreements that were in effect (refer to Note 11—Interest Rate Swap Agreements), combined, and the cost associated with unused commitment fees. Additionally, it includes the range of interest rates on the debt, excluding the impact of swaps and unused commitment fees:

	Year Ended December 31,		
	2010	2009	2008
Effective interest rate	**4.64%**	5.12%	5.24%
Range of interest rates (excluding impact of swaps and unused commitment fees)	**2.25% to 3.60%**	1.23% to 5.56%	1.35% to 6.10%

Letter of Credit

In conjunction with the Company entering into a long-term office space lease (See Note 19—Commitments and Contingencies), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank. The letter of credit outstanding as of December 31, 2010 and 2009 was $300 and $333, respectively, at a fee of 1% per annum. The letter of credit is cancelable on each renewal date provided the landlord is given 150 days minimum notice.

10—Convertible Senior Notes

The Company issued $125,000 of 5.0% Convertible Senior Notes on July 27, 2010 (the "2010 Notes"). The 2010 Notes mature on August 15, 2015 and are convertible into shares of the Company's common stock at a conversion rate of approximately 51.0204 shares of common stock per (in whole dollars) $1,000 principal amount of the 2010 Notes (equivalent to an initial conversion price of $19.60 per share, representing a 22.5% conversion premium over the concurrent offering price of $16.00 per share of the Company's common stock on July 21, 2010), subject to adjustment, based on the occurrence of certain events, including, but not limited to, (i) the issuance of certain dividends on our common stock, (ii) the issuance of certain rights, options or warrants, (iii) the effectuation of share splits or combinations, (iv) certain distributions of property and (v) certain issuer tender or exchange offers as described in the Indenture, with the amount due on conversion payable in shares, cash, or a combination thereof at the Company's discretion. The total underlying shares of the 2010 Notes are 6,377,551 shares of common stock. Since the Company can settle a conversion of the 2010 Notes with shares, cash, or a combination thereof at its discretion, the Company allocated the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The liability component of the debt instrument is being accreted to par value using the effective interest method over the remaining life of the debt. This accretion is reported as a component of interest expense. The equity component is not subsequently revalued as long as it continues to qualify for equity treatment.

Upon issuance, the Company estimated the fair value of the liability component of the 2010 Notes, assuming a 10% non-convertible borrowing rate, to be $100,625 and the fair value of the conversion option to be $24,375. This amount was recorded as a debt discount and as an increase to additional paid-in capital as of the issuance date and the Company proportionately allocated approximately $918 of issuance costs against this equity component. The issuance costs allocated to the liability component of $3,637 along with the debt discount is being amortized to interest expense over the approximate 5 year period to the maturity of the 2010 Notes on August 15, 2015 resulting in additional interest expense in future periods. The issuance cost allocated to the liability component has been recorded as deferred financing costs; refer to Note 15—Other Assets, net.

The 2010 Notes were issued pursuant to an indenture, dated as of July 27, 2010 (the "Base Indenture"), by and between the Company and The Bank of New York Mellon, as trustee (the "Trustee"), supplemented by the First Supplemental Indenture dated as of June 27, 2010, by and between the Company and the Trustee (the "Supplemental Indenture," and together with the Base Indenture, the "Indenture"). The 2010 Notes are represented by a global security, executed by the Company, in the form attached to the Supplemental Indenture.

Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2011. The 2010 Notes will mature on August 15, 2015, subject to earlier repurchase or conversion upon the occurrence of certain events. Holders may convert their 2010 Notes before February 15, 2015, only in certain circumstances determined by (i) the market price of the Company's common stock, (ii) the trading price of the 2010 Notes, or (iii) the occurrence of specified corporate events. The 2010 Notes are subject to repurchase by the Company at the option of the holders following a fundamental change, as defined in the Indenture, including, but not limited to, (i) certain ownership changes, (ii) certain recapitalizations, mergers and dispositions, (iii) approval of any plan or proposal for the liquidation, or dissolution of the Company, and (iv) the Company's common stock ceasing to be listed on any of the New York Stock Exchange or the Nasdaq Global Select Market, any of their respective successors or any other U.S. national securities exchange, at a price equal to 100% of the principal amount of the 2010 Notes plus accrued and unpaid interest up to the fundamental change repurchase date. After February 15, 2015, holders may convert their 2010 Notes at any time thereafter until the second scheduled trading day preceding maturity.

The Indenture includes customary agreements and covenants by the Company, including with respect to events of default.

The following tables provide additional information about the Company's 2010 Notes.

	December 31, 2010
Carrying amount of the equity component (additional paid-in capital)	$ 24,375
Principal amount of the 2010 Notes	125,000
Unamortized discount of the liability component	22,691
Net carrying amount of the liability component	102,309

For the Year Ended December 31,	2010
Effective interest rate on liability component	9.9%
Cash interest expense recognized	$ 2,662
Non-cash interest expense recognized	1,684
Non-cash deferred financing costs recognized as interest expense	311

The remaining period over which the unamortized discount will be recognized is 4.6 years. As of December 31, 2010, the if-converted value of the 2010 Notes does not exceed their principal amount.

The 2010 Notes have been classified as a noncurrent liability on the consolidated balance sheet as of December 31, 2010 because the Company can settle the principal amount of the 2010 Notes with shares, cash, or a combination thereof at its discretion.

11—Interest Rate Swap Agreements

The Company has ten interest rate swap agreements with DnB NOR Bank ASA to manage interest costs and the risk associated with changing interest rates related to the Company's 2007 Credit Facility, which were outstanding at December 31, 2010 and 2009. The total notional principal amount of the swaps at December 31, 2010 and 2009 is $756,233 and the swaps have specified rates and durations.

The following table summarizes the interest rate swaps designated as cash flow hedges that are in place as of December 31, 2010 and 2009:

Interest Rate Swap Detail				December 31, 2010	December 31, 2009
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	Notional Amount Outstanding	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	**$106,233**	$106,233
3/29/06	5.25%	1/2/07	1/1/14	**50,000**	50,000
3/24/06	5.075%	1/2/08	1/2/13	**50,000**	50,000
7/31/07	5.115%	11/30/07	11/30/11	**100,000**	100,000
8/9/07	5.07%	1/2/08	1/3/12	**100,000**	100,000
8/16/07	4.985%	3/31/08	3/31/12	**50,000**	50,000
8/16/07	5.04%	3/31/08	3/31/12	**100,000**	100,000
1/22/08	2.89%	2/1/08	2/1/11	**50,000**	50,000
1/9/09	2.05%	1/22/09	1/22/14	**100,000**	100,000
2/11/09	2.45%	2/23/09	2/23/14	**50,000**	50,000
				$756,233	$756,233

The differential to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for these swaps whereby the effective portion of the change in value of the swaps is reflected as a component of AOCI. The ineffective portion is recognized as other expense, which is a component of other (expense) income.

The interest expense pertaining to the interest rate swaps for the years ended December 31, 2010, 2009 and 2008 was $30,204, $28,585 and 9,470, respectively.

The swap agreements, with effective dates prior to December 31, 2010, synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of the swap plus the Applicable Margin, as defined in the "2007 Credit Facility" section above in Note 9—Long-Term Debt.

(U.S. dollars in thousands)

The following table summarizes the derivative asset and liability balances at December 31, 2010 and 2009:

	Asset Derivatives			Liability Derivatives		
As of December 31		2010	2009		2010	2009
	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments						
Interest rate contracts	Fair value of derivative instruments (Current Assets)	$—	$ —	Fair value of derivative instruments (Current Liabilities)	$ 4,417	$ —
Interest rate contracts	Fair value of derivative instruments (Noncurrent Assets)	—	2,108	Fair value of derivative instruments (Noncurrent Liabilities)	38,880	44,139
Total derivatives designated as hedging instruments		$—	$2,108		$43,297	$44,139
Total derivatives		$—	$2,108		$43,297	$44,139

The following tables present the impact of derivative instruments and their location within the Consolidated Statement of Operations:

The Effect of Derivative Instruments on the Consolidated Statement of Operations

For the Year Ended December 31, 2010

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2010		2010		2010
Interest rate contracts	$(31,536)	Interest Expense	$(30,204)	Other Income (Expense)	$ 66

The Effect of Derivative Instruments on the Consolidated Statement of Operations

For the Year Ended December 31, 2009

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2009		2009		2009
Interest rate contracts	$ (4,390)	Interest Expense	$(28,585)	Other Income (Expense)	$(288)

Hedge ineffectiveness associated with the interest rate swaps resulted in other (expense) income of $98 for the year ended December 31, 2008.

At December 31, 2010, ($27,516) of AOCI is expected to be reclassified into interest expense over the next 12 months associated with interest rate swaps.

The Company is required to provide collateral in the form of vessel assets to support the interest rate swap agreements, excluding vessel assets of Baltic Trading. At December 31, 2010, the Company's 35 vessels mortgaged under the 2007 Credit Facility served as collateral in the aggregate amount of $100,000.

12—Accumulated Other Comprehensive (Loss) Income

The components of AOCI included in the accompanying consolidated balance sheets consist of net unrealized gain (loss) on cash flow hedges, and net unrealized gain (loss) from investments in Jinhui stock as of December 31, 2010 and 2009.

	AOCI	Net Unrealized Gain (Loss) on Cash Flow Hedges	Unrealized Gain (Loss) on Investments
AOCI—January 1, 2009	$(66,014)	$(66,014)	$ —
Change in unrealized gain on investments	55,408		55,408
Unrealized gain on cash flow hedges	24,195	24,195	
AOCI—December 31, 2009	13,589	(41,819)	55,408
Change in unrealized gain on investments	(17,466)		(17,466)
Unrealized loss on cash flow hedges	(1,333)	(1,333)	
AOCI—December 31, 2010	**$ (5,210)**	**$(43,152)**	**$ 37,942**

13—Fair Value of Financial Instruments

The carrying values of the Company's financial instruments at December 31, 2010 and 2009 are noted below. All carrying values estimate the instrument's fair values with the exception of the 2010 Notes. The carrying value of the 2010 Notes does not include the conversion option and includes the accretion of interest since the inception of the 2010 Notes.

	December 31, 2010	December 31, 2009
Cash and cash equivalents	**$ 270,877**	$ 188,267
Restricted cash	**9,000**	17,500
Investments	**54,714**	72,181
Floating rate debt	**1,643,939**	1,327,000
2010 Notes	**102,309**	—
Derivative instruments—asset position	**—**	2,108
Derivative instruments—liability position	**43,297**	44,139

The fair value of the investments is based on quoted market rates. The fair value of the floating rate debt under the 2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility are estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the floating rate debt under the credit facilities. The carrying value approximates the fair market value for these floating rate loans. The fair value of the convertible senior notes payable represents the market value of the 2010 Notes at December 31, 2010 without bifurcating the value of the conversion option. The fair value of the interest rate swaps is the estimated amount the Company would receive to terminate the swap agreements at the reporting date, taking into account current interest rates and the creditworthiness of both the swap counterparty and the Company.

The Accounting Standards Codification subtopic 820-10, "Fair Value Measurements & Disclosures" ("ASC 820-10"), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Company's investments and financial instruments by the above pricing levels as of the valuation dates listed:

	December 31, 2010		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash equivalents	**$ —**	**$ —**	**$ —**
Investments	**54,714**	**54,714**	**—**
2010 Notes	**129,531**	**—**	**129,531**
Derivative instruments—liability position	**43,297**	**—**	**43,297**

	December 31, 2009		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash equivalents	$ 75,057	$75,057	$ —
Investments	72,181	72,181	—
Derivative instruments—asset position	2,108	—	2,108
Derivative instruments—liability position	44,139	—	44,139

(U.S. dollars in thousands)

The Company had an investment of $0 and $75,057 in the JPMorgan US Dollar Liquidity Fund Institutional at December 31, 2010 and December 31, 2009, respectively. The JPMorgan US Dollar Liquidity Fund Institutional is a money market fund which invests its assets in high quality transferable short term USD-denominated fixed and floating rate debt securities and has a portfolio with a weighted average investment maturity not to exceed 60 days. The value of this fund is publicly available and is considered a Level 1 item. The Company holds an investment in the capital stock of Jinhui, which is classified as a long-term investment. The stock of Jinhui is publicly traded on the Oslo Stock Exchange and is considered a Level 1 item. The 2010 Notes are publicly traded in the over-the-counter market, however, they are not considered to be actively traded. As such, the 2010 Note has been classified as a Level 2 Item. The Company's interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on LIBOR. The Company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first four years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. Refer to Note 11—Interest Rate Swap Agreements for further information regarding the Company's interest rate swap agreements. ASC 820-10 states that the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty's creditworthiness when in an asset position and the Company's creditworthiness when in a liability position have also been factored into the fair value measurement of the derivative instruments in an asset or liability position and did not have a material impact on the fair value of these derivative instruments. As of December 31, 2010, both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments.

14—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2010	December 31, 2009
Lubricant inventory and other stores	$ 7,445	$ 3,971
Prepaid items	4,693	3,086
Insurance receivable	1,257	1,408
Other	615	1,719
Total	$14,010	$10,184

15—Other Assets, Net

Other assets consist of the following:

(i) Deferred financing costs, which include fees, commissions and legal expenses associated with securing loan facilities and other debt offerings. These costs are amortized over the life of the related debt and are included in interest expense. As of December 31, 2010, the Company has deferred financing fees associated with the 2007 Credit Facility, the $100 Million Term Loan Facility, the $253 Million Term Loan Facility, the debt portion of the 2010 Notes and the 2010 Baltic Trading Credit Facility. (Refer to Note 9—Long-Term Debt and Note 10—Convertible Senior Notes) As of December 31, 2009, there were deferred financing fees associated only with the 2007 Credit Facility as the other loan facilities and debt offerings occurred during the year ended December 31, 2010.

Total net deferred financing costs consist of the following as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
2007 Credit Facility	$10,074	$10,079
$100 Million Term Loan Facility	1,318	—
$253 Million Term Loan Facility	3,529	—
2010 Notes	3,637	—
2010 Baltic Trading Credit Facility	2,940	—
Total deferred financing costs	21,498	10,079
Less: accumulated amortization	4,561	2,585
Total	$16,937	$ 7,494

During the fourth quarter of 2008, the cancellation of the 2008 Term Facility resulted in a write-off of the unamortized deferred financing costs of $2,191 to interest expense. Additionally, during the fourth quarter of 2008, the refinancing of the 2007 Credit Facility due to the 2009 Amendment resulted in a write-off of a portion of the unamortized deferred financing costs of $1,921 to interest expense. There were no write-offs of deferred financing fees during the years ended December 31, 2010 and 2009.

(ii) Deferred registration costs, which includes costs associated with preparing Baltic Trading for a public offering. These costs, which existed as of December 31, 2009, were offset against proceeds received from the initial public offering, which was completed on March 15, 2010. The Company has deferred registration costs of $0 and $834 at December 31, 2010 and 2009, respectively.

16—Fixed Assets

Fixed assets consist of the following:

	December 31, 2010	December 31, 2009
Fixed assets:		
Vessel equipment	**$2,386**	$2,118
Leasehold improvements	**1,146**	1,146
Furniture and fixtures	**347**	347
Computer equipment	**472**	401
Total cost	**4,351**	4,012
Less: accumulated depreciation and amortization	**2,041**	1,554
Total	**$2,310**	$2,458

17—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2010	December 31, 2009
Accounts payable	**$ 6,454**	$ 3,171
Accrued general and administrative expenses	**14,166**	8,409
Accrued vessel operating expenses	**11,170**	7,029
Total	**$31,790**	$18,609

18—Revenue from Time Charters

Total voyage revenue earned on time charters, including revenue earned in vessel pools and spot market-related time charters, for the years ended December 31, 2010, 2009 and 2008 was $447,438, $379,531, and $405,370 respectively. Included in revenue for the year ended December 31, 2009 is $442 received from loss of hire insurance associated with unscheduled off-hire associated with the Genco Hunter. Included in revenues for the year ended December 31, 2008 is $176 and $1,248 received from loss of hire insurance associated with unscheduled off-hire associated with the Genco Trader and Genco Hunter, respectively. Additionally, included in revenues for the years ended December 31, 2010, 2009 and 2008 was $574, $2,600 and $22,829 of profit sharing revenue. At December 31, 2010, future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of January 25, 2011 is expected to be $173,332 during 2011, $49,881 during 2012 and $1,674 during 2013, assuming off-hire due to any scheduled drydocking and that no additional off-hire time is incurred. For most drydockings, the Company assumes 20 days of off-hire. Additionally, future minimum revenue excludes revenue earned for the five vessels currently in pool arrangements, namely the Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar, as pool rates cannot be estimated. Additionally, future minimum revenue excludes revenue to be earned for the Company's vessels that are or will be on spot market-related time charters, as spot rates cannot be estimated, namely the nine Baltic Trading vessels as well as Genco Augustus, Genco Auvergne, Genco Brittany, Genco Challenger, Genco Charger, Genco Knight, Genco Languedoc, Genco Leader, Genco Maximus, Genco Picardy, Genco Success, Genco Surprise, Genco Thunder, Genco Vigour, and Genco Warrior.

19—Commitments and Contingencies

In September 2005, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from September 1, 2005 to July 31, 2006, $40 per month from August 1, 2006 to August 31, 2010, $43 per month from September 1, 2010 to August 31, 2015, and $46 per month from September 1, 2015 to August 31, 2020. The monthly straight-line rental expense from September 1, 2005 to August 31, 2020 is $39. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the Company has a deferred rent credit at December 31, 2010 and 2009 of $657 and $687, respectively. The Company has the option to extend the lease for a period of five years from September 1, 2020 to August 31, 2025. The rent for the renewal period will be based on the prevailing market rate for the six months prior to the commencement date of the extension term. Rent expense was $467 for each of the years ended December 31, 2010, 2009 and 2008.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $518 for 2011 through 2014, $529 for 2015 and a total of $2,568 for the remaining term of the lease.

During the beginning of 2009, the Genco Cavalier, a 2007-built Supramax vessel, was on charter to Samsun when Samsun filed for the equivalent of bankruptcy protection in South Korea, otherwise referred to as a rehabilitation application. On February 5, 2010, the rehabilitation plan submitted by Samsun was approved by the South Korean courts. As part of the rehabilitation process, the Company's claim of $17,212 will be settled in the following manner; 34%, or $5,852, will be paid in cash in annual installments on December 30th of each year from 2010 through 2019 ranging in percentages from eight to 17; the remaining 66%, or $11,360, was converted to Samsun shares at a specified value per share. On December 30, 2010, a total payment was due from Samsun in the amount of $585 which represents ten percent of the total $5,852 approved cash settlement. This amount has been recorded as other operating income.

20—Savings Plan

In August 2005, the Company established a 401(k) plan which is available to full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415 with the Company matching up to the first six percent of each employee's salary on a dollar-for-dollar basis. The matching contribution vests immediately. For the years ended December 31, 2010, 2009 and 2008, the Company's matching contributions to this plan were $242, $177 and $166, respectively.

(U.S. dollars in thousands)

21—Nonvested Stock Awards

On July 12, 2005, the Company's Board of Directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "GS&T Plan"). Under this plan, the Company's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to employees, directors and consultants who the compensation committee (or other committee or the Board of Directors) believes are key to the Company's success. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, nonvested stock, unrestricted stock and performance shares. The aggregate number of shares of common stock available for award under the GS&T Plan is 2,000,000 shares.

Grants of nonvested common stock to executives and employees vest ratably on each of the four anniversaries of the determined vesting date. Grants of nonvested common stock to directors vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which are typically held during May. Grants of nonvested common stock to the Company's Chairman, Peter C. Georgiopoulos, that are not granted as part of grants made to all directors, excluding the grant made on December 21, 2010, vest ratably on each of the ten anniversaries of the vesting date.

The table below summarizes the Company's nonvested stock awards for the three years ended December 31, 2010 under the GS&T Plan:

	Year Ended December 31,					
	2010		2009		2008	
	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1	**437,000**	**$25.86**	449,066	$27.96	231,881	$34.32
Granted	**514,650**	**16.07**	133,250	22.68	322,500	25.34
Vested	**(142,563)**	**27.16**	(145,316)	29.42	(105,316)	33.93
Forfeited	**—**	**—**	—	—	—	—
Outstanding at December 31	**809,087**	**$19.40**	437,000	$25.86	449,066	$27.96

The total fair value of shares that vested under the GS&T Plan during the years ended December 31, 2010, 2009 and 2008 was $2,414, $3,467 and $3,614, respectively.

For the years ended December 31, 2010, 2009 and 2008, the Company recognized nonvested stock amortization expense for the GS&T Plan, which is included in general, administrative and management fees, as follows:

	Year Ended December 31,		
	2010	2009	2008
General, administrative and management fees	**$4,327**	$4,220	$5,953

The fair value of nonvested stock at the grant date is equal to the closing stock price on that date. The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2010, unrecognized compensation cost of $11,252 related to nonvested stock will be recognized over a weighted average period of 4.44 years.

On March 3, 2010, Baltic Trading's Board of Directors approved the Baltic Trading Limited 2010 Equity Incentive Plan (the "Baltic Trading Plan"). Under the Baltic Trading Plan, Baltic Trading's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to officers, directors, and executive, managerial, administrative and professional employees of and consultants to Baltic Trading or the Company whom the compensation committee (or other committee of the Board of Directors) believes are key to Baltic Trading's success. Awards may consist of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. The aggregate number of shares of common stock available for award under the Baltic Trading Plan is 2,000,000 common shares.

Grants of restricted stock to Peter Georgiopoulos, Chairman of the Board of Baltic Trading, and John Wobensmith, President and Chief Financial Officer of Baltic Trading, made in connection with Baltic Trading's IPO vest ratably on each of the first four anniversaries of March 15, 2010. Grants of restricted common stock to Baltic Trading's directors made following Baltic Trading's IPO (which exclude the foregoing grant to Mr. Georgiopoulos) vest the earlier of the first anniversary of the grant date or the date of Baltic Trading's next annual shareholders' meeting, which is expected to be held in May 2011. Grants of restricted stock made to executives and the Chairman of the Board not in connection with the Company's IPO vest ratably on each of the first four anniversaries of the determined vesting date.

The following table presents a summary of Baltic Trading's nonvested stock awards for the year ended December 31, 2010 under the Baltic Trading Plan:

	Number of Baltic Trading Common Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2010	—	$ —
Granted	583,500	13.40
Vested	—	—
Forfeited	—	—
Outstanding at December 31, 2010	583,500	$13.40

No shares under the Baltic Trading Plan vested during the year ended December 31, 2010.

For the year ended December 31, 2010, the Company recognized nonvested stock amortization expense for the Baltic Trading Plan, which is included in general, administrative and management fees, in the amount of $2,892.

The Company is amortizing Baltic Trading's grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2010, unrecognized compensation cost of $4,926 related to nonvested stock will be recognized over a weighted average period of 3.26 years.

22—Share Repurchase Program

On February 13, 2008, the Company's Board of Directors approved a share repurchase program for up to a total of $50,000 of the Company's common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, the Company entered into the 2009 Amendment which amended the 2007 Credit Facility to require the Company to suspend all share repurchases until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant. Refer to Note 9—Long-Term Debt.

Since the inception of the share repurchase program through December 31, 2010, the Company repurchased and retired 278,300 shares of its common stock for $11,500. An additional 3,130 shares of common stock were repurchased from employees for $41 during 2008 pursuant to the Company's Equity Incentive Plan rather than the share repurchase program. No share repurchases were made during the years ended December 31, 2010 and 2009.

23—Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

24—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2010 Quarter Ended				2009 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
					(In thousands, except per share amounts)			
Revenues	$94,681	$105,337	$118,020	$130,649	$96,650	$93,701	$92,949	$96,231
Operating income	48,426	54,942	57,834	60,089	55,148	53,252	50,224	51,868
Net income	33,101	38,658	38,105	37,545	41,241	37,617	34,271	35,495
Net income (loss) attributable to noncontrolling interest	(349)	1,899	1,878	2,738	—	—	—	—
Net income attributable to Genco Shipping & Trading Limited	33,450	36,759	36,227	34,807	41,241	37,617	34,271	35,495
Earnings per share—Basic	$ 1.07	$ 1.17	$ 1.07	$ 0.99	$ 1.32	$ 1.20	$ 1.10	$ 1.13
Earnings per share—Diluted	$ 1.06	$ 1.16	$ 0.99	$ 0.90	$ 1.32	$ 1.20	$ 1.09	$ 1.13
Dividends declared and paid per share	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Weighted average common shares outstanding—Basic	31,406	31,414	33,999	35,080	31,260	31,268	31,296	31,355
Weighted average common shares outstanding—Diluted	31,543	31,563	38,719	41,599	31,351	31,435	31,473	31,519

25—Subsequent Events

On February 17, 2011, Baltic Trading Limited declared a dividend of $0.17 per share to be paid on or about March 14, 2011 to shareholders of record as of March 7, 2011. The aggregate amount of the dividend is expected to be approximately $3.8 million, of which approximately $2.9 will be paid to minority shareholders, which Baltic Trading anticipates will be funded from cash on hand at the time payment is to be made.

During January 2011, the Genco Success, a 1997-built Handymax vessel, was on charter to Korea Line Corporation ("KLC") when KLC filed for the equivalency of bankruptcy protection in South Korea, otherwise referred to as a rehabilitation application. At December 31, 2010, the Company has limited exposure as a result of the bankruptcy protection filing by KLC. The vessel was redelivered to the Company by KLC on January 29, 2011. The Company estimates that it has a claim of approximately $1.1 million against KLC related primarily to unpaid revenue earned in 2011 prior to re-delivery of the vessel. If a rehabilitation plan is approved by the South Korean courts and it is determined that the Company will receive a cash settlement for its outstanding claim, any amounts due from KLC will be recorded once the collectibility of the receivable has been assessed and the amount has been deemed collectible.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2010.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page 67 of this report.

Changes in Internal Controls

There have been no changes in our internal controls or over financial reporting that occurred during our most recent fiscal quarter (the fourth fiscal quarter of 2010) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genco Shipping & Trading Limited and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 9, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the internal control over financial reporting of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 9, 2011 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 9, 2011

Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK." The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE:

Fiscal Year Ended December 31, 2010	**High**	**Low**
1st Quarter	**$26.49**	**$18.07**
2nd Quarter	**$24.52**	**$14.90**
3rd Quarter	**$17.80**	**$14.20**
4th Quarter	**$18.08**	**$13.88**

Fiscal Year Ended December 31, 2009	High	Low
1st Quarter	$22.76	$ 9.01
2nd Quarter	$29.89	$11.75
3rd Quarter	$25.98	$17.12
4th Quarter	$29.20	$18.95

As of March 1, 2011, there were approximately 65 holders of record of our common stock.

Until January 26, 2009, our dividend policy was to declare quarterly distributions to shareholders, which commenced in November 2005, by each February, May, August and November substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our Board of Directors determined we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. Under the terms of the 2009 Amendment to our 2007 Credit Facility (discussed in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report and in Note 9—Long-Term Debt of our financial statements), we have suspended payment of cash dividends indefinitely beginning the quarter ended December 31, 2008. We will be able to reinstate our cash dividends only when can represent to the lenders under our 2007 Credit Facility that we are in a position to again satisfy the collateral maintenance covenant of the 2007 Credit Facility. There were no dividends declared during the years ended December 31, 2010 and 2009.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 regarding the number of shares of our common stock that may be issued under the 2005 Equity Incentive Plan, which is our sole equity compensation plan:

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Plan category			
Equity compensation plans approved by security holders	—	$—	682,000
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	682,000

Performance Graph

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on December 31, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.



$400
350
300
250
200
150
100
50
0
GNK
S&P 500
Peer Group
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

	12/31/2005	12/29/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
GNK	100.00	173.97	342.89	135.84	179.30	133.54
S&P 500	100.00	115.79	122.16	76.96	93.02	111.99
Peer Group	100.00	132.82	376.03	115.37	109.32	93.43

EXECUTIVE TEAM

Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Peter C. Georgiopoulos, Chairman
Chairman
Baltic Trading Limited
Chairman
General Maritime Corporation
Chairman
Aegean Marine Petroleum Network Inc.

Stephen A. Kaplan
Principal
Oaktree Capital Management, L.P.

Nathaniel C.A. Kramer (1)(3)
Chairman, President
Brown and Yellow International Holdings LLC

Mark F. Polzin (2)(3)
President
Ranch, Farms and Laurel Fiduciary Corporations

Basil G. Mavroleon (1)(2)
Managing Director
WeberSeas S.A.

Robert C. North (2)
President
North Star Maritime, Inc.

Harry A. Perrin (1)(3)
Partner
Vinson & Elkins LLP

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

Stock Listing
Genco Shipping & Trading Limited's common stock is traded on the New York Stock Exchange under the symbol GNK.

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: (800) 851-9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

Legal Counsel
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
Tel: (212) 436-2000

Investor Relations Contact
John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550

Notice of Annual Meeting
Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036 on May 12th, 2011.

Certifications
Genco Shipping & Trading Limited has included as exhibits to its Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission certifications of Genco's President and Chief Financial Officer certifying the quality of the company's public disclosure.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following:

(i) changes in demand or rates in the drybulk shipping industry; (ii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iii) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (iv) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (v) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vi) the adequacy of our insurance arrangements; (vii) changes in general domestic and international political conditions; (viii) acts of war, terrorism, or piracy; (ix) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (x) the Company's acquisition or disposition of vessels (xi) the number of off-hire days needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including off-hire days; (xii) the fulfillment of the closing conditions under, and the execution of customary additional documentation for, the Company's agreements to acquire a total of four drybulk vessels; (xiii) the completion of definitive documentation with respect to time charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; and (xv) other factors listed from time to time in our filings with the Securities and Exchange Commission, including, without limitation, the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and its subsequent reports on Form 8-K. The Company has no obligation to update any information contained in this annual report.


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Genco Shipping & Trading Limited

299 Park Avenue, 20th Floor, New York, NY 10171
646.443.8550 gencoshipping.com

Genco Shipping & Trading